Exhibit 99.5

VinFast Auto Ltd.

and its subsidiaries

Company Registration No:
201501874G

Annual Financial Statements
31 December 2025

VinFast Auto Ltd. and its subsidiaries

VinFast Auto Ltd. and its subsidiaries

Directors’ Statement

The directors hereby present their statement to the members together with the audited consolidated financial statements of VinFast Auto Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”) for the financial year ended 31 December 2025.

Opinion of the directors

In the opinion of the directors,

(a)	the consolidated financial statements of the Group and the statement of financial position, statement of profit or loss and statement of comprehensive income of the Company are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at 31 December 2025, and the financial performance, changes in equity and cash flows of the Group and the financial performance and changes in equity of the Company for the year ended on that date, and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due as the immediate holding company has agreed to provide financial support for the Company to meet its liabilities as and when they fall due.

Directors

The directors of the Company in office at the date of this statement are:

Pham Nhat Vuong
Pham Nhat Quan Anh	(Appointed on November 2025)
Le Thi Thu Thuy
Ling Chung Yee, Roy
Tham Chee Soon
Nguyen Thi Van Trinh
Nguyen Thi Lan Anh

VinFast Auto Ltd. and its subsidiaries

Directors’ Statement

Arrangements to enable directors to acquire shares and debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate, other than as disclosed under “Restricted Share Units" below

Restricted Share Units (“RSUs”)

Certain awards under the Incentive Award Plan (the “Scheme”) for employees of the Group was approved by Board of Directors of the Company at the Directors’ Resolution on 27 March 2024 and amended as after on 07 July 2025. Under the Scheme, RSUs are granted to the Company’s employees with different vesting dates.

During 2025, 700,000 RSUs were granted to Ms. Le Thi Thu Thuy, a director of the Company (for clarity, such RSUs were granted to Ms. Le Thi Thu Thuy in her capacity as an employee of the Company). It comprises the following:

Director	RSUs granted during the year	Vesting Date

Le Thi Thu Thuy	700,000	07 July 2025
TOTAL	700,000

VinFast Auto Ltd. and its subsidiaries

Directors’ Statement

Directors’ interests in shares and debentures

The following directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Singapore Companies Act 1967, an interest in shares of the Company and related corporations (other than wholly owned subsidiary corporations) as stated below:

	Direct interests		Indirect interests
	At the beginning of financial year or date of appointment if later	At the end of financial year	At the beginning of financial year or date of appointment if later	At the end of financial year

Holding company
Vingroup JSC
Pham Nhat Vuong	691,274,400	703,848,781	170,610,525	341,221,050
Le Thi Thu Thuy	1,834,017	1,000,034	-	-
Pham Nhat Quan Anh (*)	150,000	300,000	-	-

Subsidiaries
VinFast Trading and Production JSC (“VinFast Vietnam”)
Pham Nhat Vuong	2,464,612	471,206	-	-
Pham Nhat Quan Anh (*)	2,464,612	471,206	-	-

VinFast Auto India Private Limited
Nguyen Thi Van Trinh	1	1	-	-

PT VinFast Automobile Indonesia
Nguyen Thi Van Trinh	10	10	-	-

VinFast Auto Philippines, Corp.
Nguyen Thi Van Trinh	-	1	-	-

VinFast Investment and Development Joint Stock Company
Pham Nhat Vuong	60,238	60,238	-	-
Pham Nhat Quan Anh (*)	60,238	60,238	-	-

Related companies
Vingroup Investment Pte Ltd
Nguyen Thi Van Trinh	50,000	50,000	-	-

VinFast Auto Ltd. and its subsidiaries

Directors’ Statement

Directors’ interests in shares and debentures (cont’d)

	Direct interests		Indirect interests
	At the beginning of financial year or date of appointment if later	At the end of financial year	At the beginning of financial year or date of appointment if later	At the end of financial year
VinES Energy Solutions Joint Stock Company
Pham Nhat Vuong	-	-	-	-

Vinhomes Joint Stock Company
Le Thi Thu Thuy	29,948	790,000	-	-

VinRobotics Robot Application and Research Development Joint Stock Company
Pham Nhat Vuong	39,000,000	39,000,000	-	-
Pham Nhat Quan Anh (*)	5,000,000	5,000,000	-	-

VinMotion General Purpose Humanoid Robots Application, Development and Research Joint Stock Company
Pham Nhat Vuong	-	39,000,000	-	-
Pham Nhat Quan Anh (*)	5,000,000	5,000,000	-	-

VinDynamics Humanoid Robot Research, Development and Application Joint Stock Company
Pham Nhat Vuong	-	19,500,000	-	-
Pham Nhat Quan Anh (*)	2,500,000	2,500,000	-	-

VinMetal Trading and Production Joint Stock Company
Pham Nhat Quan Anh (*)	15,000,000	15,000,000	-	-

Vin New Horizon Joint Stock Company
Pham Nhat Vuong	-	-	-	32,000,000
Pham Nhat Quan Anh (*)	-	-	1,000,000	1,000,000

(*) Mr. Pham Nhat Quan Anh was appointed as member of Board of Directors since November 2025

As they are holding shares in Vingroup JSC, Pham Nhat Vuong, Le Thi Thu Thuy and Pham Nhat Quan Anh are deemed to have interest in Vingroup JSC’s subsidiaries.

VinFast Auto Ltd. and its subsidiaries

Directors’ Statement

Options

During the financial year, no shares of the Company were allotted and issued by virtue of the exercise of options to take up unissued shares of the Company. There were no unissued shares of the Company or its subsidiaries under option at the end of the financial year.

Auditor

Ernst & Young LLP have expressed their willingness to accept re-appointment as auditor.

Le Thi Thu Thuy

Director

Nguyen Thi Lan Anh

Director

Singapore

22 May 2026

VinFast Auto Ltd. and its subsidiaries

Independent auditor’s report

For the financial year ended 31 December 2025

Independent auditor’s report to the members of VinFast Auto Ltd.

Report on the audit of the financial statements

Opinion

We have audited the financial statements of VinFast Auto Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”), which comprise the consolidated statement of financial position of the Group and the statement of financial position of the Company as at 31 December 2025, the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and the consolidated statement of cash flows of the Group and the statement of profit or loss, statement of comprehensive income and statement of changes in equity of the Company for the year then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements of the Group, and the financial statements of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act 1967 (the “Act”) and Financial Reporting Standards in Singapore ("FRSs") so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at 31 December 2025 and of the consolidated financial performance, consolidated changes in equity and consolidated cashflows of the Group and of the financial performance and changes in equity of the Company for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing ("SSAs"). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority ("ACRA") Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities ("ACRA Code"), as applicable to audits of financial statements of public interest entities, together with the ethical requirements that are relevant to audits of the financial statements of public interest entities in Singapore. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 2.1 of the financial statements, which indicates that the Group incurred a net loss of VND120,056 billion during the year ended 31 December 2025 and, as of that date, the Group and Company’s current liabilities exceeded its current assets by VND75,859 billion and VND35,439 billion respectively. As stated in Note 2.1, these events or conditions, indicate that a material uncertainty exists that may cast significant doubt on the Group and Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

If the Group and Company is unable to continue in operational existence for the foreseeable future, the Group and Company may be unable to discharge its liabilities in the normal course of business and adjustments may have to be made to reflect the situation that assets may need to be realised other than in the normal course of business and at amounts which could differ significantly from the amounts at which they are currently recorded in the statements of financial position. In addition, the Group and Company may have to reclassify non-current assets and liabilities as current assets and liabilities. No such adjustments have been made to these financial statements.

VinFast Auto Ltd. and its subsidiaries

Independent auditor’s report

For the financial year ended 31 December 2025

Independent auditor’s report to the members of VinFast Auto Ltd.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current reporting year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled our responsibilities described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Impairment of property, plant and equipment, intangible assets, right-of-use assets and investment in subsidiaries

As described in Note 2.19 to the consolidated financial statements, the Group evaluates the recoverability of its long-lived assets, including property, plant and equipment, intangible assets with finite lives and right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As of 31 December 2025, long-lived assets included property, plant and equipment amounting to VND47,503,735 million, intangible assets amounting to VND20,628,231 million and right-of use assets amounting to VND6,006,629 million, of which the Vietnam automotive asset group represented a significant part of the aggregate balance. During the year, impairment losses amounting to a total of VND34,171,629 million was recorded as disclosed in Notes 10, 11 and 23.

The Company also evaluates the recoverability of its investment in subsidiaries with operations in Vietnam which are carried at VND22,960,571 million for any impairment or reversal of impairment indicators. During the year, the Company recorded a write-back of impairment losses of VND9,632,930 million mainly due to a restructuring as disclosed in Note 6 and 29.1.

The recoverable amounts of the Vietnam automotive asset group and investment in subsidiaries with operations in Vietnam were estimated by management based on their fair value less costs of disposal, determined using an income approach. This valuation approach is based on a discounted cash flow method that relies on management’s projection of future cash flows to be generated and application of an appropriate discount rate. The development of key assumptions underlying these projections, including revenue growth (comprising sale volume and sale price) and gross margin improvements, and discount rate required management to exercise significant judgment and are subject to uncertainties arising from the economic environments and markets the Group and Company operate in. Accordingly, we have identified this as a key audit matter.

VinFast Auto Ltd. and its subsidiaries

Independent auditor’s report

For the financial year ended 31 December 2025

Independent auditor’s report to the members of VinFast Auto Ltd.

Key Audit Matters (cont’d)

Impairment of property, plant and equipment, intangible assets, right-of-use assets and investment in subsidiaries (cont’d)

Our audit procedures included, among others:

●	obtaining an understanding of management’s process in their determination of recoverable amounts of its long-lived assets and investment in subsidiaries

●	testing management approved cash flows including the determination of key assumptions with regards to revenue growth, gross margin improvements and discount rates;

●	assessing the appropriateness of the methodologies used and assessed the reasonableness of key assumptions by comparing them against the Group’s business strategies and taking into consideration current industry and economic trends, as well as historical results;

●	assessing the historical accuracy of management’s estimates and performed sensitivity analysis of key assumptions to evaluate the changes in the cash flows that would result from changes in the assumptions;

●	involving valuation specialists in evaluating the reasonableness of certain aspects of management’s assumptions related to the overall method, sale price and discount rate;

●	reviewing the results of the impairment assessment performed by management by comparing the carrying values of the long-lived assets and investment in subsidiaries to their respective recoverable amounts and checked management’s computation in recognising impairment losses when their carrying amounts exceeded the recoverable amounts or recognizing reversals where recoverable amounts exceed the carrying amounts; and

●	assessing the adequacy of the Group’s related disclosures in Notes 2.19, 10, 11, 23 and 29.1 to the consolidated financial statements with respect to the impairment of long-lived assets and investment in subsidiaries.

Warranty reserve

As of 31 December 2025, the aggregate carrying amount of the product warranty reserve included in other current liabilities and other non-current liabilities in the consolidated statement of financial position amounted to VND18,153,443 million. As disclosed in Note 2.14 to the consolidated financial statements, the Group provides manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a product warranty reserve for the vehicles sold, based on the best estimate of projected costs to repair or replace. Management engaged an independent actuary expert to assist them in the determination of warranty reserve for vehicles. These estimates are primarily based on the estimation of the frequency and average costs of claims. Given the relatively short history of sales, management’s historical experience with product warranty claims is limited. As these estimates are subject to significant estimation uncertainty, and changes to the projected warranty experience may cause material changes to the warranty provisions, we have identified this as a key audit matter.

VinFast Auto Ltd. and its subsidiaries

Independent auditor’s report

For the financial year ended 31 December 2025

Independent auditor’s report to the members of VinFast Auto Ltd.

Key Audit Matters (cont’d)

Warranty reserves (cont’d)

Our audit procedures included, among others:

●	evaluating the Company’s estimation methodology, the related significant assumptions and performing tests of actual claims;

●	involving professionals with specialised skills and knowledge to assist in evaluating the reasonableness of management’s estimate by developing an independent estimate of the product warranty reserve and comparing the independent estimate to management’s estimate;

●	developing the independent estimate involved evaluating the appropriateness of management’s significant assumptions related to the frequency and average cost of future claims with the limited actual historical experience has with product warranty claims; and

●	assessing the adequacy of the Group’s related disclosures in notes 2.14 and 18 to the consolidated financial statements with respect to the warranty reserve.

Other information

Management is responsible for the other information. The other information comprises the Directors' Statement but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The Directors’ responsibilities include overseeing the Group’s financial reporting process.

VinFast Auto Ltd. and its subsidiaries

Independent auditor’s report

For the financial year ended 31 December 2025

Independent auditor’s report to the members of VinFast Auto Ltd.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

VinFast Auto Ltd. and its subsidiaries

Independent auditor’s report

For the financial year ended 31 December 2025

Independent auditor’s report to the members of VinFast Auto Ltd.

Auditor’s responsibilities for the audit of the financial statements (cont’d)

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditor’s report is Phua Chun Yen Alvin.

Ernst & Young LLP

Public Accountants and

Chartered Accountants

Singapore

22 May 2026

VinFast Auto Ltd. and its subsidiaries

Statements of profit or loss

For the financial year ended 31 December 2025

		Group		Company
	Note	2025	2024	2025	2024
		VND million	VND million	VND million	VND million

Revenue from contracts with customers	8.1	88,612,101	42,650,450	–	–
Revenue from leasing activities	23	1,403,709	1,660,920	–	–
Cost of sales	8.2	(133,800,824)	(73,571,390)	–	–

Gross loss		(43,785,014)	(29,260,020)	–	–
Other operating income	8.3	748,551	396,182	–	–
Selling and distribution expenses	8.4	(6,446,648)	(7,252,323)	–	–
Administrative expenses	8.5	(42,984,055)	(10,918,496)	(503,977)	(648,457)
Other operating expenses	8.6	(1,920,517)	(3,378,011)	–	–

Operating loss		(94,387,683)	(50,412,668)	(503,977)	(648,457)

Finance income	8.7	391,571	395,771	20,044,326	505,183
Finance costs	8.8	(22,712,883)	(20,008,744)	(903,162)	(1,040,752)
Net (loss)/gain on financial instruments at fair value through profit or loss		(3,017,050)	(3,183,030)	5,675,960	103,187
Share of losses from equity investees		(106,093)	(48,836)	–	–
Reversal of/(impairment) on investment in subsidiaries, net	29.1	–	–	9,596,951	(10,800,000)

(Loss)/profit before tax		(119,832,138)	(73,257,507)	33,910,098	(11,880,839)
Income tax expense	9	(223,545)	(49,027)	(12)	(183)

(Loss)/profit for the year		(120,055,683)	(73,306,534)	33,910,086	(11,881,022)

Attributable to:
Equity holders of the parent		(119,857,494)	(73,212,746)
Non-controlling interests		(198,189)	(93,788)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

Statements of comprehensive income

For the financial year ended 31 December 2025

		Group		Company
	Note	2025	2024	2025	2024
		VND million	VND million	VND million	VND million

(Loss)/profit for the year		(120,055,683)	(73,306,534)	33,910,086	(11,881,022)

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(110,601)	(111,713)	–	–

Other comprehensive income for the year, net of tax		(110,601)	(111,713)	–	–

Total comprehensive income for the year, net of tax		(120,166,284)	(73,418,247)	33,910,086	(11,881,022)

Attributable to:
Equity holders of the parent		(119,968,095)	(73,324,459)
Non-controlling interests		(198,189)	(93,788)

Net loss per share attributable to ordinary shareholders
Basic and diluted	28	(51,240)	(31,309)

Weighted average number of shares used in loss per share computation
Basic and diluted	28	2,339,145,514	2,338,415,230

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

Statements of financial position

As at 31 December 2025

		Group		Company
	Note	2025	2024	2025	2024
		VND million	VND million	VND million	VND million
ASSETS

Non-current assets
Property, plant and equipment	10	47,503,735	59,818,606	19	30
Intangible assets	11	20,628,231	31,270,698	10,467	11,467
Long-term financial assets at fair value through profit or loss	25.1	387,503	–	–	–
Investment in equity investees	7	1,060,009	1,166,102	–	–
Right-of-use assets	23	6,006,629	4,669,841	–	–
Investment in subsidiaries	29.1	–	–	34,610,741	20,657,925
Other long-term investments	25.3	5,817,000	918,040	–	–
Other non-current assets	12	2,243,247	1,715,709	–	–
Non-current net investment in the lease	23	855,384	1,560,075	–	–
Amounts due from related parties	29.3	54,843	3,630	2,989,878	–
Prepayments	16	76,392	692,456	35,552	75,304
Long-term trade receivables	15.2	563,512	615,650	–	–

Total non-current assets		85,196,485	102,430,807	37,646,657	20,744,726

Current assets
Inventories	14	38,174,374	28,986,205	–	–
Short-term trade receivables	15.1	4,670,062	5,605,044	–	–
Advances to suppliers	13	11,865,953	8,694,990	–	–
Short-term financial assets at fair value through profit or loss	25.1	–	185,787	–	–
Short-term amounts due from related parties	29.3	8,491,889	4,272,121	4,571,667	3,540,656
Current net investment in lease	23	82,343	165,980	–	–
Short-term prepayments and other receivables	16	14,668,773	13,704,689	4,674	5,636
Short-term investments	25.1	3,051,790	823,597	–	–
Cash and cash equivalents	17	7,351,998	3,306,793	124,425	85,044
Assets held for sale		511,018	226,380	–	–

Total current assets		88,868,200	65,971,586	4,700,766	3,631,336

TOTAL ASSETS		174,064,685	168,402,393	42,347,423	24,376,062

EQUITY AND LIABILITIES

Equity
Share capital	28	10,226,655	10,164,467	10,226,655	10,164,467
Other reserves	28	117,065,223	26,849,103	(89,357)	(46,944)
Foreign currency translation reserves		(545,561)	(434,960)	–	–
Accumulated losses		(308,832,947)	(188,975,453)	(28,865,385)	(62,775,471)

Deficit attributable to equity holders of the parent		(182,086,630)	(152,396,843)	(18,728,087)	(52,657,948)
Non-controlling interests		81,541,823	69,807,945	–	–

Total deficit		(100,544,807)	(82,588,898)	(18,728,087)	(52,657,948)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

Statements of financial position (cont’d)

As at 31 December 2025

		Group		Company
	Note	2025	2024	2025	2024
		VND million	VND million	VND million	VND million
EQUITY AND LIABILITIES (cont’d)

Non-current liabilities
Interest-bearing loans and borrowings	21	47,548,228	22,862,890	10,818,036	2,325,417
Long-term financial liabilities at fair value through profit or loss	25.2	13,064	36,326	13,064	36,326
Deferred revenue	20	4,272,339	2,932,327	–	–
Deferred tax liabilities	9.2	855,409	631,014	–	–
Other non-current liabilities	18.2	17,502,086	4,433,689	–	–
Long-term government grants	18.4	–	1,892,983	–	–
Accruals		2,857,928	329,267	–	–
Long-term amounts due to related parties	29.3	29,711,485	40,531,203	10,104,465	–
Long-term lease liabilities	23	7,121,835	5,909,108	–	–

Total non-current liabilities		109,882,374	79,558,807	20,935,565	2,361,743

Current liabilities
Interest-bearing loans and borrowings	21	34,615,936	39,124,086	1,319,460	3,970,656
Short-term financial liabilities at fair value through profit or loss	25.2	24,426,683	21,619,612	38,577,604	20,500,000
Trade payables		32,630,360	20,791,192	36,210	–
Deposits and downpayment from customers	19	1,987,433	3,565,463	–	–
Deferred revenue	20	122,324	147,786	–	–
Accruals	22	18,521,007	11,032,804	162,086	211,111
Other current liabilities	18.1	14,012,269	9,511,534	–	–
Short-term government grants	18.4	2,093,808	–	–	–
Short-term amounts due to related parties	29.3	34,942,775	64,126,981	44,585	49,990,500
Short-term lease liabilities	23	1,374,523	1,513,026	–	–

Total current liabilities		164,727,118	171,432,484	40,139,945	74,672,267

TOTAL LIABILITIES		274,609,492	250,991,291	61,075,510	77,034,010

TOTAL EQUITY AND LIABILITIES		174,064,685	168,402,393	42,347,423	24,376,062

The accompanying accounting policies and explanatory notes form an integral part of the financial statements

VinFast Auto Ltd. and its subsidiaries

Statements of changes in equity

For the financial year ended 31 December 2025

For the year ended 31 December 2025 of the Group:

	Share capital	Other reserves	Foreign currency translation reserves	Accumulated losses	Non-controlling interests	Total equity
	VND million	VND million	VND million	VND million	VND million	VND million

As at 1 January 2025	10,164,467	26,849,103	(434,960)	(188,975,453)	69,807,945	(82,588,898)

Loss for the year	–	–	–	(119,857,494)	(198,189)	(120,055,683)
Foreign currency translation adjustments	–	–	(110,601)	–	–	(110,601)

Total comprehensive income for the financial year	–	–	(110,601)	(119,857,494)	(198,189)	(120,166,284)

Share based payment to employees (Note 28)	62,135	(133)	–	–	–	62,002
Allocation of commitment shares issued under Standby Equity Subscription Agreement	–	(42,280)	–	–	–	(42,280)
Deemed contribution from owners (i)	–	23,000,173	–	–	–	23,000,173
Change in terms of previously issued Dividend Preferred Shares (Note 26.2)	–	26,466,103	–	–	(26,466,103)	–
Issuance of new Dividend Preference Share (DPS) – DPS 5 (Note 26.2)	–	–	–	–	40,000,000	40,000,000
Spin-off of Novatech (Note 6)	–	40,792,257	–	–	(1,601,846)	39,190,411
Others (Note 28)	53	–	–	–	16	69

As at 31 December 2025	10,226,655	117,065,223	(545,561)	(308,832,947)	81,541,823	(100,544,807)

(i)	This represents financial support in the form of cash injected into the Group from Mr. Pham Nhat Vuong, the Managing Director and CEO of the Company (“Mr. Pham”), being recognised in the statements of changes in equity.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements

VinFast Auto Ltd. and its subsidiaries

Statements of changes in equity (cont’d)

For the financial year ended 31 December 2025

For the year ended 31 December 2024 of the Group:

	Share capital	Other reserves	Foreign currency translation reserves	Accumulated losses	Non-controlling interests	Total equity
	VND million	VND million	VND million	VND million	VND million	VND million

As at 1 January 2024	10,029,207	(30,765,403)	(323,247)	(115,738,460)	77,368,478	(59,429,425)

Loss for the year	–	–	–	(73,212,746)	(93,788)	(73,306,534)
Foreign currency translation adjustments	–	–	(111,713)	–	–	(111,713)

Total comprehensive income for the financial year	–	–	(111,713)	(73,212,746)	(93,788)	(73,418,247)

Share based payment to employees	115,629	–	–	–	–	115,629
Share based payment to service providers	19,631	–	–	–	–	19,631
Allocation of commitment shares issued under Standby Equity Subscription Agreement	–	(40,416)	–	–	–	(40,416)
Issuance of new Dividend Preference Share (DPS) – DPS 5 (Note 26.2)	–	–	–	–	20,000,000	20,000,000
Change in terms of previously issued Dividend Preferred Shares (Note 26.2)	–	27,498,417	–	–	(27,498,417)	–
Deemed contribution from owner through free electric charging offered to customers	–	5,900,756	–	–	–	5,900,756
Deemed contribution from owners	–	24,255,749	–	–	7,425	24,263,174
Changes in ownership in existing subsidiaries without losing control	–	–	–	(24,247)	24,247	–

As at 31 December 2024	10,164,467	26,849,103	(434,960)	(188,975,453)	69,807,945	(82,588,898)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

Statements of changes in equity (cont’d)

For the financial year ended 31 December 2025

For the years ended 31 December 2025 and 2024 of the Company:

	Share capital	Other reserves	Accumulated losses	Total equity
	VND million	VND million	VND million	VND million

As at 1 January 2025	10,164,467	(46,944)	(62,775,471)	(52,657,948)

Profit for the year, representing total comprehensive income for the financial year	–	–	33,910,086	33,910,086

Warrants exercised and additional paid to convert into capital
Share based payment to employees	62,135	(133)	–	62,002
Allocation of commitment shares issued under Standby Equity Subscription Agreement	–	(42,280)	–	(42,280)
Others	53	–	–	53

As at 31 December 2025	10,226,655	(89,357)	(28,865,385)	(18,728,087)

As at 1 January 2024	10,029,207	(6,528)	(50,894,449)	(40,871,770)

Loss for the year, representing total comprehensive income for the financial year	–	–	(11,881,022)	(11,881,022)

Share based payment to employees	115,629	–	–	115,629
Share based payment to service providers	19,631	–	–	19,631
Allocation of commitment shares issued under Standby Equity Subscription Agreement	–	(40,416)	–	(40,416)

As at 31 December 2024	10,164,467	(46,944)	(62,775,471)	(52,657,948)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements

VinFast Auto Ltd. and its subsidiaries

Consolidated statement of cash flows

For the financial year ended 31 December 2025

		Group
	Note	2025	2024
		VND million	VND millions

OPERATING ACTIVITIES
Loss before tax		(119,832,138)	(73,257,507)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation of property, plant and equipment (i)		8,354,622	7,232,631
Amortisation of intangible assets (i)		6,958,384	4,553,908
Impairment of property, plant and equipment, intangible assets and right-of-use assets	10, 11, 23	34,171,629	3,267,446
Depreciation of right-of-use assets (i)	23	934,034	961,284
Provision related to net realisable value of inventories		3,953,886	8,443,935
Provision related to assurance-type warranties		17,875,350	4,045,573
Provision related to compensation and other provisions		2,261,738	2,478,366
Unrealised foreign exchange (gains)/losses		(435,022)	1,000,508
Net loss on financial asset designated at fair value through profit or loss		3,017,050	3,183,030
Finance income	8.7	(391,571)	(395,771)
Finance cost		18,921,142	15,966,477
Finance cost on lease liabilities	23	941,970	1,155,283
Shares of losses from equity investees		106,093	48,836
Change in amortised costs of financial instruments measured at amortised cost		2,849,771	2,886,984
Loss on disposal and write-offs of property, plant and equipment and intangible assets		1,309,131	1,060,289
Deemed contribution from owner through free electric charging offered to customers	29	–	5,900,756
Others		118,219	135,260

Working capital adjustments:
Trade receivables, advance to suppliers, net investment in sales-type lease		(1,312,338)	(6,443,891)
Inventories		(12,396,470)	(5,441,921)
Trade payables, deferred revenues, and other payables		14,278,077	15,268,337
Prepayments, other receivables and other assets		(810,267)	(3,946,012)
Income tax paid		(55,180)	(11,636)

Net cash flows used in operating activities		(19,181,890)	(11,907,835)

INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets (including deposit paid under construction contracts and development expenditure)		(32,001,371)	(27,661,966)
Proceeds from disposal of other property, plant and equipment		567,271	54,832
Payment under investment cooperation and business opportunity exploration agreement		(5,395,000)	–
Disbursement of loans to external parties and bank deposit		(3,405,270)	(856,630)
Disbursement of loans to related parties		(10,491)	(2,320,000)
Collection of bank deposit		815,000	17,594
Collection of loans to related parties		–	2,320,000
Acquisition of a subsidiary (net of cash acquired)		–	(10,252)
Disposal of equity investments (net of cash disposed)		–	(20,000)
Proceeds from interest		104,062	291,428
Receipt from government grants		151,161	1,477,914

Net cash flows used in investing activities		(39,174,638)	(26,707,080)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

Consolidated statement of cash flows (cont’d)

For the financial year ended 31 December 2025

		Group
	Note	2025	2024
		VND million	VND million
FINANCING ACTIVITIES
Capital contribution from owners		16	–
Deemed contribution from owners	29	63,529,820	21,994,658
Cash of the acquired subsidiary		–	215,323
Proceeds for converting warrants to capital		53	–
Proceeds from borrowings from external parties		64,582,395	36,173,922
Proceeds from borrowings from related parties		41,497,937	62,431,898
Repayment of borrowings from external parties		(45,720,034)	(59,721,852)
Repayment of borrowings from related parties		(46,710,903)	(12,155,053)
Payment of principal and interest on lease liabilities	23	(1,672,954)	(1,536,412)
Interest paid		(13,189,286)	(9,371,333)

Net cash flows generated from financing activities		62,317,044	38,031,151

Net increase in cash, cash equivalents		3,960,516	(583,764)
Cash, cash equivalents at 1 January		3,306,793	4,002,272
Net foreign exchange difference		84,689	(111,715)

Cash and cash equivalents at 31 December	17	7,351,998	3,306,793
Supplement disclosures of non-cash activities
Debt conversion to equity		40,000,000	20,000,000
Allocation of Commitment shares issued under Standby Equity Subscription Agreement		42,280	40,556
Establishment and termination of right-of-use assets and lease liabilities at commencement dates		2,786,243	(530,856)
Non-cash property, plant and equipment additions		6,776,018	5,005,740
Netting of licensing payable against receivable from Novatech Research and Development JSC		23,400,314	–

(i) Depreciation and amortisation expense has been charged as follows:

2025	Property, plant and equipment (Note 10)	Intangible assets (Note 11)	Right-of-use assets (Note 23)	Total
	VND million	VND million	VND million	VND million
Depreciation/amortisation charged to Profit or Loss	8,354,622	6,958,384	934,034	16,247,040
Depreciation/amortisation charged to Inventories	70,477	196,924	–	267,401

TOTAL	8,425,099	7,155,308	934,034	16,514,441

2024	Property, plant and equipment (Note 10)	Intangible assets (Note 11)	Right-of-use assets (Note 23)	Total
	VND million	VND million	VND million	VND million
Depreciation/amortisation charged to Profit or Loss	7,232,631	4,553,908	961,284	12,747,823
Depreciation/amortisation charged to Inventories	235,722	157,279	47,353	440,354

TOTAL	7,468,353	4,711,187	1,008,637	13,188,177

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements

For the financial year ended 31 December 2025

1.	CORPORATE INFORMATION

The principal activities of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are to manufacture cars, motor vehicles, render leasing activities and related businesses.

The Company’s head office is located at 61 Robinson Road #06-01 (Suite 608), 61 Robinson, Singapore 068893. Head office of VinFast Vietnam, a subsidiary of the Company, is located at Dinh Vu - Cat Hai Economic Zone, Cat Hai Island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

Corporate structure

The Group consists of the following entities as at the reporting date:

No.	Name	Short name	Structure as at 31 December 2025		Structure as at 31 December 2024		Registered office’s address	Principal activities
			Voting right (%)	Equity interest (%)	Voting right (%)	Equity interest (%)
1	VinFast Auto Ltd.	VinFast Auto	–	–	–	–	61 Robinson Road #06-01 (Suite 608), 61 Robinson, Singapore 068893	Investment holding
2	VinFast Trading and Production JSC	VinFast Vietnam	99.9	99.9	99.9	99.9	Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Special Zone, Hai Phong City, Vietnam	Manufacturing cars, motor vehicles, render leasing activities and related businesses
3	VinFast Commercial and Services Trading LLC	VinFast Trading	99.5	99.4	99.5	99.4	No. 7, Bang Lang 1 Street, Vinhomes Riverside, Phuc Loi Ward, Hanoi, Vietnam	Vehicles retail and distribution

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

1.	CORPORATE INFORMATION (CONT’D)

Corporate structure (cont’d)

The Group consists of the following entities as at the reporting date: (cont’d)

No.	Name	Short name	Structure as at 31 December 2025		Structure as at 31 December 2024		Registered office’s address	Principal activities
			Voting right (%)	Equity interest (%)	Voting right (%)	Equity interest (%)
4	VinFast Germany GmbH	VinFast Germany	100.0	99.9	100.0	99.9	Kornmarktarkaden, Bethmannstraße 8/Berliner Straße 51 – 60311 Frankfurt am Main, Germany	Trading, importing and exporting equipment, components and spare parts for automobiles, e-scooters and related goods
5	VinFast Engineering Australia Pty Ltd (*)	VinFast Australia	100.0	99.9	100.0	99.9	Unit 3, 419 Bay Street, Brighton VIC 3186, Australia	Automobile designing, collaborating in technological research, importing and distributing goods
6	Vingroup Investment Vietnam JSC	Vingroup Investment	99.3	99.2	99.3	99.2	No. 7, Bang Lang 1 Street, Vinhomes Riverside, Phuc Loi Ward, Hanoi, Vietnam	Consultancy and investment activities
7	Vingroup USA, LLC	Vingroup USA	100.0	100.0	100.0	100.0	251 Little Falls Drive, Wilmington, DE, 19808, USA	Importing and distributing electronic and telecommunication equipment
8	VinFast USA Distribution, LLC	VinFast USA Distribution	100.0	100.0	100.0	100.0	251 Little Falls Drive, Wilmington, DE, 19808, USA	Distribution of automotive vehicles
9	VinFast Auto, LLC	VinFast Auto, LLC	100.0	100.0	100.0	100.0	251 Little Falls Drive, Wilmington, DE, 19808, USA	Distribution of automotive vehicles
10	VinFast Auto Canada Inc.	VinFast Auto Canada	100.0	99.2	100.0	99.2	1133 Melville Street Suite 3500, The Stack, Vancouver, BC V6E 4E5, Canada	Distribution of automotive vehicles

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

1.	CORPORATE INFORMATION (CONT’D)

Corporate structure (cont’d)

The Group consists of the following entities as at the reporting date: (cont’d)

No.	Name	Short name	Structure as at 31 December 2025		Structure as at 31 December 2024		Registered office’s address	Principal activities
			Voting right (%)	Equity interest (%)	Voting right (%)	Equity interest (%)
11	VinFast France	VinFast France	100.0	99.2	100.0	99.2	72 rue du Faubourg Saint Honoré, Paris, 75008 France	Distribution of automotive vehicles
12	VinFast Netherlands B.V	VinFast Netherlands	100.0	99.2	100.0	99.2	Raadhuisstraat 32, 1016 DG Amsterdam, Netherlands	Distribution of automotive vehicles
13	VinFast Manufacturing US, LLC (***)	VinFast Manufacturing	100.0	100.0	100.0	100.0	1686 VinFast Drive Moncure, North Carolina 27559 Chatham County, USA	Vehicles manufacturing.
14	PT VinFast Automobile Indonesia	VinFast Indo	100.0	99.4	100.0	99.6	Axa Tower, 45th Floor, JL. Prof. Dr. Satrio Kav 18., Karet Kuningan Village/Subdistrict, District. Setiabudi, City Adm. Jakarta South, DKI Jakarta Province.	Manufacturing and distribution of automotive vehicles
15	PT VinFast Trading Indonesia	VinFast Trading Indo	99.0	98.4	99.0	98.6	Axa Tower, 45th Floor, JL. Prof. Dr. Satrio Kav 18., Karet Kuningan Village/Subdistrict, District. Setiabudi, City Adm. Jakarta South, DKI Jakarta Province.	Distribution of automotive vehicles
16	VinFast Auto (Thailand) Co., Ltd. (*)	VinFast Thailand	99.9	99.9	99.9	99.9	No. 425/1, Enco Terminal Building B, 4th Floor, Kamphaeng Phet 6 Road, Don Mueang District, Don Mueang Subdistrict, Bangkok, Thailand	Distribution of automotive vehicles

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

1.	CORPORATE INFORMATION (CONT’D)

Corporate structure (cont’d)

The Group consists of the following entities as at the reporting date: (cont’d)

No.	Name	Short name	Structure as at 31 December 2025		Structure as at 31 December 2024		Registered office’s address	Principal activities
			Voting right (%)	Equity interest (%)	Voting right (%)	Equity interest (%)
17	VinFast Auto India Private Limited.	VinFast India	100.0	99.3	99.9	99.9	1st Floor, Urbanwrk, The Statement Baani, Golf Course Road, Sector 43, DLF QE, Gurgaon, Haryana, 122002, India	Vehicles manufacturing and related businesses.
18	VinFast UK Ltd. (*)	VinFast UK	100.0	100.0	100.0	100.0	21 Holborn Viaduct, London, United Kingdom, EC1A 2DY	Distribution of automotive vehicles
19	VinFast Middle East FZE.	VinFast Middle East	100.0	100.0	100.0	100.0	Jebel Ali Free Zone, Dubai, UAE	Distribution of automotive vehicles
20	VinFast Investment and Development JSC	VinFast Invesment and Development	99.9	99.9	99.9	99.9	Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Special Zone, Hai Phong City, Vietnam	Supporting and investing in newly established companies
21	VinEG Green Energy Solutions JSC	VinEG	99.8	99.7	99.8	99.7	Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Special Zone, Hai Phong City, Vietnam	Manufacturing batteries
22	VinES Ha Tinh Energy Solution JSC	VinES Ha Tinh	99.8	99.5	99.8	99.5	Vung Ang Economic Zone, Vung Ang Ward, Ha Tinh Province, Vietnam	Manufacturing batteries
23	VinES USA, LLC (**)	VinES USA	100.0	99.7	100.0	99.7	850 New Burton Road, Suite 201, Dover, Delaware 19904, County of Kent	Sale and leasing of batteries and other related services

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

1.	CORPORATE INFORMATION (CONT’D)

Corporate structure (cont’d)

The Group consists of the following entities as at the reporting date: (cont’d)

No.	Name	Short name	Structure as at 31 December 2025		Structure as at 31 December 2024		Registered office’s address	Principal activities
			Voting right (%)	Equity interest (%)	Voting right (%)	Equity interest (%)
24	VinFast Kazakhstan LLP. (*)	VinFast Kazakhstan	100.0	100.0	100.0	100.0	10 Yelebekov Street, Medeu District, Almaty City, Kazakhstan	Distribution of automotive vehicles
25	VinFast Auto Nigeria Ltd. (**)	VinFast Nigeria	-	-	100.0	100.0	01, 2nd Floor, Block B, Post Square Building, 1/3 Ologun Agbaje Street, Victoria Island, Lagos State, Nigeria	Distribution of automotive vehicles
26	VinFast Auto Philippines Corp.	VinFast Philippines	99.9	99.9	99.9	99.9	Unti 1603 Capital House, 9th Avenue corner Lane S, Bonifacio Global City, Taguig City 1634, Philippines	Distribution of automotive vehicles
27	VinFast Auto México, S. DE R.L. DE C.V. (*)	VinFast Mexico	99.9	99.9	99.9	99.9	Street: Bosque de Ciruelos| Ext Number: 180| Int Number: PP101| Suburb: Bosque de las Lomas| County: Miguel Hidalgo| State: Mexico City| Zip Code: 11700	Distribution of automotive vehicles

`

(*) As at the reporting date, these entities’ operation are at idle stage.

(**) As at the reporting date, these entities have completed or are in the process of completing the business dissolution procedures for this subsidiary.

(***) As at the reporting date, this entity is at factory construction stage.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with Singapore Financial Reporting Standards (“FRSs”).

For the purposes of these consolidated financial statements, the Group comprises of legal entities principally operating in the automotive manufacturing and related businesses and being included under VinFast Auto Ltd.

The financial statements have been prepared on a historical cost basis, except for equity instruments and derivatives which are carried at fair value and financial assets and financial liabilities which are carried at amortised cost. Detailed disclosures on measurement are provided in the material accounting policy information. These policies have been consistently applied to all of the reporting periods presented, unless stated otherwise. For the purpose of preparing the consolidated and stand-alone financial statements, all amounts are rounded to the nearest million and presented in Vietnamese Dong million (‘‘VND million”).

Going concern basis of accounting

In accordance with FRS 1, the Group has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Group has incurred losses since inception and incurred a net loss after tax of VND120,056 billion for the year ended 31 December 2025 (2024: VND73,307 billion). In addition, as of that date, the Group and Company’s accumulated losses amounted to VND308,833 billion (2024: VND188,975 billion) and VND28,865 billion (2024: VND62,775 billion), respectively, the Group and Company’s current liabilities also exceeded its current assets by VND75,859 billion (2024: VND105,461 billion) and VND35,439 billion (2024: VND71,041 billion), respectively, and the Group’s cash flows from operating activities were negative with the amount of VND19,182 billion for the year ended 31 December 2025 (2024: VND 11,908 billion). The Group prepares business plans over the next 12 months, which includes business expansion and revenue from new geographies for revenue growth and achieving gross margin improvements to minimise net cash outflows.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.1	Basis of preparation (cont’d)

Going concern basis of accounting (cont’d)

As an early-stage growth company, the Group's ability to access capital is critical. As of 31 December 2025, the Group’s principal sources of liquidity are its consolidated balance of cash and cash equivalent with amount of VND7,352 billion, and its access to capital, which includes:

(i)	Financial support from Vingroup JSC, its ultimate parent, which shall be legally valid for the period of 12 months from the issuance date of the consolidated financial statements, which is subjected to Vingroup JSC’s financial capability, and additional debt financing, which is subjected to lenders’ approval.

(ii)	On 20 October 2023, the Company entered into a three-year Standby Equity Subscription Agreement (the “SESA”) with Yorkville. Under terms of the SESA, the Company may, at its option, issue and sell from time to time up to $1 billion of ordinary shares to Yorkville, subject to certain limitations, such as the market price of the Company’s ordinary stock, the availability of sufficient authorised ordinary shares, and Yorkville’s financial capability to subscribe for such number of ordinary shares.

(iii)	On 12 November 2024, the Company entered into the Grant Agreement with its Director, Vietnam Investment Group Joint Stock Company (“VIG”) and Asian Star Trading & Investment PTE.LTD. (“Asian Star”), in which, Mr. Pham, directly or indirectly through VIG, Asian Star or other companies majority-owned or controlled by Mr. Pham, shall use legitimate sources, including but not limited to proceeds from the sale of the Company’s shares, to give the grants to the Group. The ability to access the grants is dependent on the market price of the Company’s ordinary stock and the availability of sufficient authorised ordinary shares.

The Group’s principal sources of liquidity and its access to capital cannot be assured due to uncertainties as discussed above, and as a result cannot be included as sources of liquidity for FRS 1 analysis.

If capital is not available to the Group when, and in the amounts needed, the Group would be required to delay, scale back, or abandon some or all of its development programs and operations. These conditions and events raise material uncertainty about the Group's ability to continue as a going concern through the next twelve months from the date of issuance of these consolidated financial statements.

The consolidated financial statements are prepared in accordance with FRSs which are applicable to going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Operating segments

FRS 108 Operating segments, establishes standards to report in consolidated financial statements information about operating segments, products, services, geographic areas, and major customers.

The Chief Operating Decision Maker monitors each segment’s performance for the purpose of making decisions on resource allocation and performance assessment. Based on the criteria established by FRS 108, the Group has three operating segments which are also reportable segments, namely Car, E-scooters and Ebus.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2025 and for the year then ended. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, it has:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

-	Exposure, or rights, to variable returns from its involvement with the investee

-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement(s) with the other voting holders of the investee

-	Rights arising from other contractual arrangements

-	The Group’s voting rights and potential voting rights

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets, liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest, and other components of equity, while any resultant gain or loss is recognised in the consolidated statement of profit or loss. Any retained investment is recognised at fair value. Any difference resulting from the remeasurement of the investment retained is recognised in the consolidated statement of profit or loss.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.3	Business combinations and goodwill

Business combinations, other than business combination under common control, are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects to measure the non-controlling interests in the acquiree at the proportionate share of the acquiree’s identifiable net assets at acquisition date. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Group determines that they have acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether they have correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in the consolidated statements of profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree is assigned to those units.

Reorganisation involving entities under common control

Reorganisation involving entities under common control are accounted for as follows:

-	The assets and liabilities of the consolidated entities are reflected at the amounts reflected in the parent’s consolidated financial statements at the date of the reorganisation;

-	The consolidated statements of profit or loss reflects the results of the consolidated entities from the date of the reorganisation; and

-	No goodwill is recognised from the reorganisation. Any difference between the consideration paid and the net assets of the acquiree is recorded as part of the “Other reserves” account in the consolidated statements of changes in equity.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.4	Fair value measurement

The Group measures financial instruments such as derivatives, at fair value at each statement of financial position date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability; or

-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

-	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

-	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.o

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.5	Revenue recognition

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals, distributors and the commercial banking partner/leasing company who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group. At the inception of each contract, the Group assesses whether it is probable that substantially all of the consideration to which it is entitled in exchange for the goods or services transferred will be collected. Where the Group determines at contract inception that collectability is not probable, revenue is not recognised. The Group shall continue to assess the contract to determine whether the criteria for revenue recognition are subsequently met in accordance with FRS 115.

Contracts with customers may include lease and non-lease components, comprising various performance obligations. Accordingly, the Group allocates its purchase consideration among lease (where applicable) and non-lease components, based on the relative estimated standalone selling price in accordance with FRS 115. The sale of vehicles can be bundled with the sale of battery or the lease of battery (Note 2.15). In case of the lease of battery, variable lease payments of the battery leases are also allocated to the lease components and non-lease components on the same basis.

The Group generally determines standalone selling prices based on observable price of the goods and services – i.e., actual selling prices charged to customers for vehicles are the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation and the lease component (where applicable), and changes in judgements on these assumptions and estimates may impact the revenue recognition. The allocated purchase consideration for the sales of vehicles (including sales of battery where applicable) is recognised in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles.

The Group also provides extended warranty (“service-type warranty”) in addition to the manufacturer’s warranty (“assurance-type warranty”) for general repairs of defects that existed at the time of sale, which are accounted for in accordance with FRS 37 Provisions, Contingent Liabilities and Contingent Assets, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer (Note 2.14). The Group will recognise the revenue for service-type warranty over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The consideration recognised represents the amount received, net of consideration payable to customers that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

In certain circumstances, the Group arranges for third parties to provide goods or services to customers. In such arrangements, the Group determines that it does not control the specified goods or services before transfer and therefore acts as an agent, revenue is recognised on a net basis, representing the amount of any commission or fee to which the Group is entitled in exchange for arranging the goods or services to be provided by the third party.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.5	Revenue recognition (cont’d)

Sales of vehicles (automobiles, e-scooters) (cont’d)

Free charging program

In 2024, the Company launched the “Vietnam Strong Spirit – For Green Future” program, offering free charging services for its EV users. The free charging program will continue until 30 June 2027 or until 31 December 2027 if a customer purchase EVs with battery before 1 March 2025. Under the program, Mr. Pham is responsible for paying battery charging costs for all eligible sales until 31 December 2024. The Company estimated the costs under the free charging program to be funded by Mr. Pham to be approximately VND5,900.8 billion based on historical charging data, and accounted for this as a deemed contribution from the owner in its financial statements for the year ended 31 December 2024. Subsequent to 31 December 2024, the Company will be responsible for such payment to V-Green and amounts payable are accrued for as disclosed in Note 22. The Company acts as an agent in facilitating free charging service to its customers.

Vehicle Sales with Residual Value Guarantee (“RVG”)

Vietnam, and other Asian markets

The Group has residual value guarantee (“RVG”) programs in Vietnam, Indonesia and Philippines, whereby the Group has the choice to repurchase VinFast electric vehicles from customers after a specified number of years of use at certain predetermined prices based on the duration of ownership. Alternatively, the Group may choose to compensate for the differential between the amounts recovered by the customer when sold to other third parties and the pre-determined price. If the customers choose to sell to a third party prior to VinFast’s refusal, they are not entitled to the RVG and VinFast is not obligated to pay the above-mentioned difference.

The Group accounts for the program in accordance with FRS 115 Revenue from Contracts with Customers. Accordingly, the Group first bifurcates the RVG at its fair value from the transaction price and accounts for it as a guarantee liability. The residual amount of transaction price is allocated among performance obligations.

US and Canadian market

The Group provides RVG to its commercial banking partner/leasing company in connection with its vehicle leasing programs. Under these programs, the Group originates the lease with end customer and immediately transfer the lease and the underlying vehicle to commercial banking partner/leasing company and the Group is contractually obligated (or entitled) to bear the shortfall (or excess) between the resale value realised by the commercial banking partner/leasing company and a predetermined resale value. At the lease inception, the Group is required to deposit cash collateral equal to a contractual percentage of the residual value of the leased vehicles with the commercial banking partner/leasing company. The cash collateral is held in a restricted bank account owned by the commercial banking partner until it is used, as applicable, in settlement of the RVG at the end of the lease term. Cash collateral is recorded in other noncurrent assets, subject to asset impairment review at each reporting period.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.5	Revenue recognition (cont’d)

Sales of vehicles (automobiles, e-scooters) (cont’d)

US and Canadian market (cont’d)

The Group accounts for the vehicle leasing programs in accordance with FRS 116 Leases and FRS 115. Accordingly, the Group first bifurcates the RVG at its fair value from the transaction price and accounts for it as a guarantee liability. The residual amount of transaction price is allocated among performance obligations.

The guarantee liability represents the estimated amount the Group expects to pay. The Group incorporates information such as third-party residual value publications and risk of future price deterioration due to changes in market conditions in estimation of the estimated residual value guarantee liability.

Other Revenue and Services

Other goods (merchandise, spare parts and components)

Sales of merchandise, spare parts and components to distributors and customers are recognised as revenue at the point in time when control of the goods is transferred to the distributor or the customer, usually upon the delivery of the merchandise, spare parts and components.

Rendering of services

Revenue from rendering of services, which mainly comprise of aftersales services and charging services, and is recognised over time based on the stage of work completion as the outcome of all contracts can be reasonably ascertained.

Sales of regulatory credits

Sales of regulatory credits represent revenue generated from the transfer of regulatory credits earned through the production and sale of electric vehicles, and is recognised at a point in time when control of the regulatory credits is transferred to the customer.

Contract balances under FRS 115

Trade receivables

A receivable is recognised if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is recognised if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.6	Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognised directly in equity is recognised in equity and not in the consolidated statements of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

-	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

-	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

-	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

-	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.6	Taxes (cont’d)

Deferred tax (cont’d)

Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognised in profit or loss.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Value added tax

Expenses and assets are recognised net of the amount of value added tax, except:

-	When the value added tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the value added tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

-	When receivables and payables are stated with the amount of value added tax included.

The net amount of value added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Consolidated statements of financial position.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.7	Foreign currencies

The consolidated financial statements are presented in Vietnamese dong (“VND”). For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of the Company is VND.

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in the consolidated statements of profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

The assets and liabilities of foreign operations are translated into VND at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at monthly average functional exchange rates. The exchange differences arising on translation for combination are recognised in other components of equity in the consolidated statements of changes in equity.

2.8	Non-current assets held for sale

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.8	Non-current assets held for sale (cont’d)

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statements of financial position.

If at any time the criteria for held for sale classification are no longer met, a long-lived asset classified as held for sale should be considered to be reclassified as held and used at the lower of its carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognised had the asset been continuously classified as held and used and its fair value at the date of the subsequent decision not to sell.

2.9	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of property, plant and equipment comprises their purchase prices and any directly attributable costs of bringing the property, plant and equipment to working condition for its intended use.

Expenditures for additions, improvements and renewals are added to the carrying amount of the assets and expenditures for maintenance and repairs are charged to the statements of profit or loss as incurred.

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful life of the assets, as follows:

Buildings and structures (*)	3 – 50 years
Machinery and equipment	3 – 25 years
Leased-out EV batteries	8 – 10 years
Leased-out E-scooter batteries	3 – 8 years
Vehicles	5 – 12 years
Office equipment	3 – 10 years
Others	3 – 10 years

(*)	Including leasehold improvements which are depreciated on a straight-line basis over the shorter of their estimated useful lives and terms of the related leases.

Freehold land is not depreciated. Assets under construction included in property, plant and equipment are not depreciated as these assets are not yet available for use.

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Consolidated statements of profit or loss when the asset is derecognised.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.10	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses. Internally generated intangibles, excluding capitalised development costs, are not capitalised and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the Consolidated statements of profit or loss in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statements of profit or loss.

Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognised as an intangible asset when the Group can demonstrate:

-	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

-	Its intention to complete and its ability and intention to use or sell the asset;

-	How the asset will generate future economic benefits;

-	The availability of resources to complete the asset; and

-	The ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated impairment losses. Amortisation of the asset begins when development is complete and the asset is available for use. It is amortised over the period of expected pattern of consumption of future economic benefits. Amortisation is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

Amortisation of intangible assets are calculated on a straight-line basis over the estimated useful life of each asset as follows:

Product development costs	5 – 7 years
License	3 years 2 months to 7 years
Software	3 – 10 years
Others	3 – 15 years

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.11	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

The interest capitalised is calculated using each entity within Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amounts capitalised is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Interest is capitalised as from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Interest is also capitalised on the purchase cost of a site of property acquired specifically for redevelopment, but only where activities necessary to prepare the asset for redevelopment are in progress.

2.12	Government grant

The Group’s subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as factory development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received in case of all the conditions are not met.

For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognised to reduce related the cost of asset acquisition in case of all the attached contingent conditions are met. Other subsidies are recognised as other operating income upon receipt as further performance by the Group is not required.

Site Development Agreement

The Group’s subsidiaries entered into a Site Development Agreement with North Carolina Department of Commerce (“NC DOC”), pursuant to which, the Group’s subsidiaries are required to submit relevant documents to request for reimbursement of costs associated with the land levelling up to VND3,250 billion. For the year ended 31 December 2025, the Group’s subsidiaries received VND151,161 million (2024: VND1,477,914 million) of cash from this incentive. The government grants received are recorded in the account of other short-term liabilities due to the uncertainty of certain events and conditions for Recovery of Funds as specified in the Site Development Agreement.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.12	Government grant (cont’d)

Capital Reimbursement Agreement

A subsidiary of the Group has entered into a Memorandum of Understanding (“MoU”) with the Government of Tamil Nadu, India, pursuant to which, the subsidiary may be eligible to receive a package of incentives in the form of financial and other incentives. The package of incentives includes financial support of up to 52% of subsidiary’s eligible fixed capital investment, subject to a cap of INR 2,080 crores. Eligibility for such incentives is contingent upon the subsidiary fulfilling specified conditions over an investment period of five years ending 31 December 2028. The incentives become claimable upon the later of (i) the commencement of commercial operations or (ii) the achievement of a minimum investment threshold of INR 300 crores.

For the year ended 31 December 2025, the subsidiary has not received any amount related to this grant.

2.13	Share-based payment

The Company has several compensation plans that provide for the granting of share-based compensation to certain employees and directors. Employees’ share based compensation awards are measured at the grant date fair value of the awards and recognised as expenses a) immediately at the grant date if no vesting conditions are required; or b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, net of estimated forfeitures, over the vesting period; or c) for share options where the underlying share is liability, using the graded vesting method, net of estimated forfeitures, over the vesting period, and re-measuring the fair value of the award at each reporting period end until the award is settled.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

For equity-settled transactions, the cost is determined by the fair value at the date when the grant is determined with reference to the grant-date share price and, where applicable, using a Monte Carlo simulation model. Share-based compensation expense is recognised in selling, general and administration expense in the Consolidated statements of profit or loss, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (“vesting period”). The cumulative expense is recognised for equity-settled transactions at each reporting date using the graded vesting method and reflected the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense in the Consolidated statements of profit or loss for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there were also service and/or performance conditions.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.13	Share-based payment (cont’d)

Compensation cost related to the equity grant of the ultimate parent company awards to employees of the Company of the ultimate parent company’s shares are recognised in the Company’s consolidated financial statements with a corresponding credit to equity, representing the ultimate parent company’s deemed capital contribution.

Compensation for cash-settled transactions granted by Vietnam Investment Group Joint Stock Company (“VIG” — a shareholder) to employees and non-employees of the Company are recognised in the Company’s consolidated financial statements with a corresponding credit to equity, representing the shareholder’s deemed capital contribution.

2.14	Provisions

General

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the Consolidated statements of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as finance costs.

Warranty reserve

The Group provides a manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a product warranty reserve for the vehicles sold, based on the best estimate of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimation of the frequency and costs of claims. The Group engages an independence actuary expert to assist in the determination of warranty reserve for vehicles. The warranty reserve does not include projected service costs associated with our vehicles subject to operating lease accounting lease contracts, as these service costs are expensed as incurred.

The Group accrues estimated campaigns when such obligations are considered probable and reasonably estimated. The Group calculates the expected costs of each campaign by applying the average repair cost to the number of affected vehicles anticipated to be remedied.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.14	Provisions (cont’d)

The following table presents the Group’s warranty reserve balances as of 31 December:

	Group
	2025	2024
	VND million	VND million

Product warranty	18,153,443	4,453,850
Campaign warranty	2,797,818	1,175,585

Total	20,951,261	5,629,435

As the Group only commenced volume production of VinFast vehicles in June 2019, management’s experience with warranty claims regarding vehicles or with estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

The Group revises these estimates based on changes in these factors. Product warranty and campaigns expenses are recorded as a component of cost of sale in the Consolidated Statement of Operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis. The portion of the warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the consolidated balance sheets.

2.15	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.15	Leases (cont’d)

Group as a lessee (cont’d)

Right-of-use assets (cont’d)

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Lands	21 – 99 years
Showrooms, workshop and others	2 – 50 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to accounting policies in Note 2.19.

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group’s lease liabilities are included in Note 23.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.15	Leases (cont’d)

Group as a lessor

At the commencement date, the lease payments consist of the fixed payments less any lease incentives paid or payable to the lessee relating to the use of the underlying asset during the lease term. Lease payments do not include variable lease payments that do not depend on an index or a rate.

Leases are classified at the lease commencement date as either a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset.

For a finance lease, at the lease commencement, net investment in the lease is recognised by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present values of the sum of lease payments and the guaranteed residual asset. At the commencement date, a manufacturer or dealer lessor shall recognise the following for each of its finance leases:

(a)	revenue being the fair value of the underlying asset, or, if lower, the present value of the lease payments accruing to the lessor, discounted using a market rate of interest;

(b)	the cost of sale being the cost, or carrying amount if different, of the underlying asset less the present value of the unguaranteed residual value; and

(c)	selling profit or loss (being the difference between revenue and the cost of sale)

Interest income based on the market rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis.

All other leases are accounted for as operating leases wherein the Group recognises, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and the Group recognises variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur. Contingent rents are recognised as revenue in the period in which they are earned.

Battery leases

The Group has battery leases accounted for as both operating leases and finance leases. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers may choose to purchase the batteries they are currently leasing at a predetermined price or return the batteries to the Group.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.15	Leases (cont’d)

Group as a lessor (cont’d)

Business cooperation contract (“BCC”) with V-Green Global Charging Station Development JSC (“V-Green JSC”)

In September 2024, VinFast entered into an agreement with V-Green, a related party under common control, for the leasing of the VinFast charging station system, which is mostly recognised as property, plant, and equipment, in exchange for a specified percentage of the total revenue generated from these assets. As of 31 December 2025, the cost and accumulated depreciation of these property, plant, and equipment under the BCC is VND5,434.0 billion and VND2,436.7 billion respectively. The lease is classified as an operating lease whereby VinFast acts as the lessor.

2.16	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price.

In order for a financial asset to be classified and measured at amortised cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.16	Financial instruments (cont’d)

(a)	Financial assets (cont’d)

Initial recognition and measurement

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

-	Financial assets at amortised cost (debt instruments);

-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments);

-	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and

-	Financial assets at fair value through profit or loss.

Financial assets at amortised cost (debt instruments)

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

The Group’s financial assets at amortised cost includes trade receivables, amount due from related parties, other receivables, and other non-current assets (Note 25).

Financial assets at fair value through OCI (debt instruments)

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the Consolidated statements of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

The Group does not have debt instruments at fair value through OCI.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.16	Financial instruments (cont’d)

2.16	Financial instruments (cont’d)

(a)	Financial assets (cont’d)

Subsequent measurement (cont’d)

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under FRS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognised as other income in the Consolidated statements of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

The Group does not have financial assets at fair value through OCI.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the Consolidated statements of financial position at fair value with net changes in fair value recognised in the Consolidated statements of profit or loss.

As at 31 December 2025, the Group has financial assets at fair value through profit or loss as presented in Note 25.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Consolidated statements of financial position) when:

-	The rights to receive cash flows from the asset have expired; or

-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.16	Financial instruments (cont’d)

(a)	Financial assets (cont’d)

Derecognition (cont’d)

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment

The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(b)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss or financial liabilities at amortised cost, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and other financial liabilities, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, amount due to related parties, loans and borrowings including bank overdrafts, lease liabilities, accruals, other liabilities and derivative financial instruments.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.16	Financial instruments (cont’d)

(b)	Financial liabilities (cont’d)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by FRS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in the Consolidated statements of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in FRS 109 are satisfied.

As at 31 December 2025, the Group has financial liabilities at fair value through profit or loss as presented in Note 25.

Financial liabilities at amortised cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the Consolidated statements of profit or loss. This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 21.

As at 31 December 2025, the Group also applied this category to the business cooperation contract as disclosed in Note 18. In return for the cooperation capital, the counterparty will earn a variable indexed on the Group’s total revenue from sale of electric vehicles in all markets. They are carried at amortised cost, determined by discounting forecast revenue using the effective interest rate which takes account of indexation. The amortised cost of the financial liability will be recalculated as the present value of the estimated future contractual cash flows that are discounted at the financial instrument’s original effective interest rate when there is a significant change in future sales prospects or the non-substantial difference of modification of contract that revises the estimate of payment.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.16	Financial instruments (cont’d)

(b)	Financial liabilities (cont’d)

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the Consolidated statements of profit or loss.

(c)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the Consolidated statements of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

2.17	Inventories

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realizable value.

Net realizable value (“NRV”) represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The perpetual method is used to record inventories, which are valued as follows:

Raw materials, tools and merchandises	-	cost of purchase on a weighted average basis.

Finished goods and work-in process	-	cost of direct materials and labour plus attributable manufacturing overheads based on the normal operating capacity on a weighted average basis.

Provision for inventories

An inventory provision is created for the estimated loss arising due to the impairment of value (through diminution, damage, etc.) of raw materials, finished goods, and other inventories owned by the Group, based on appropriate evidence of impairment, including information about the replacement cost, available at the date of the consolidated statements of financial position.

Increases or decreases to the provision balance are recorded in the cost of goods sold account in the statements of profit or loss.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.18	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments with an original maturity of not more than three months that are readily convertible into known amounts of cash and that are subject to an insignificant risk of change in value.

2.19	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognised in the Consolidated statements of profit or loss in expense categories consistent with the function of the impaired asset, except for properties previously revalued with the revaluation taken to OCI. For such properties, the impairment is recognised in OCI up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the Consolidated statements of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.19	Impairment of non-financial assets (cont’d)

Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

2.20	Share capital and share issuance expenses

Proceeds from issuance of ordinary shares are recognised as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

2.21	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

3.	STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Group has not adopted the following standards that have been issued but not yet effective:

Description	Effective for annual periods beginning on or after

Amendments to FRS 109 Financial Instruments and FRS 107 Financial Instruments: Disclosures: Amendments to the Classification and Measurement of Financial Instruments	1 January 2026
Annual Improvements to FRSs – Volume 11	1 January 2026
FRS 118 Presentation and Disclosure in Financial Statements	1 January 2027
Amendments to FRS 110 and FRS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

The Group expects that the adoption of the standards above will have no material impact on the financial statements in the period of initial application.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

3.	STANDARDS ISSUED BUT NOT YET EFFECTIVE (CONT’D)

In April 2024, FRS 118 Presentation and Disclosure in Financial Statements, which replaces FRS 1 Presentation of Financial Statements, was issued. FRS 118 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals was issued. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to FRS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

FRS 118, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. FRS 118 will apply retrospectively.

The directors are currently assessing the impact of the adoption of changes proposed in FRS 118 to the financial statements in the period of the initial application.

The directors expect that the adoption of the other standards above will have no material impact on the financial statements in the period of the initial application.

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Group’s exposure to risks and uncertainties includes (Note 27)

-	Capital management;

-	Financial instruments risk management and policies;

-	Sensitivity analyses disclosures

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements:

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONT’D)

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a DCF model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognised by the Group. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 10, 11 and 23.

The Group is exposed to the risk of loss on individual assets of leased-out batteries due to the competitive lease subscription fee for customers. The Group evaluates at the end of each reporting period the estimated impairment loss related to leased-out batteries. The estimate is calculated based on fair value less costs of disposal (FVLCD) model using contractual cash flow projections of the lease payments agreed with customers covering the useful life of leased-out batteries.

Warranty reserve

The Group accrues a product warranty reserve for the vehicles sold, based on the best estimate of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimation of the frequency and average costs of claims. The Group engages an independent actuary expert to assist in the determination of warranty reserve for vehicles. Warranty cost is recorded as a component of cost of sale in the consolidated statement of operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis. The Group records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs (Note 18.3).

5.	SEGMENT REPORTING

Our Chief Executive Officer, Chief Finance Officer and Deputy Chief Executive Officer of Investment, as the Chief Operating Decision Makers (“CODM”), organises the Company, manages resource allocations and measures performance among three operating and reportable segments: Car, E-scooters and Ebus.

The Car segment includes the design, development, manufacturing and sales of cars and related battery lease and battery charging services for cars. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters and related battery lease and battery charging service for e-scooters. The Ebus segment includes the design, development, manufacturing and sales of Ebus.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes sales of spare parts, rendering of after-sale services for automobiles and e-scooters and leasing activities.

Our CODM does not evaluate operating segments using asset or liability information. Accordingly, total assets for each reportable segment are not disclosed. Our CODM uses segment gross profit for evaluating product pricing, cost control and optimization, inventory management and short-term cash generating ability of each segment. Information about segments presented revenues and gross profit (loss) by reportable segment were as follows.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

5.	SEGMENT REPORTING (CONT’D)

Information about segments of the Group for the year ended 31 December 2025 and 2024 presented were as follows:

	Car	E-scooters	Ebus	All other	Total
	VND million	VND million	VND million	VND million	VND million

2025
Revenues	78,577,415	5,418,724	1,529,043	4,490,628	90,015,810
Cost of sales	(120,266,365)	(10,007,961)	(1,486,127)	(2,040,371)	(133,800,824)
Gross loss	(41,688,950)	(4,589,237)	42,916	2,450,257	(43,785,014)
Reconciling to operating loss:					(50,602,669)
Research and development costs					–
Selling and distribution costs					(6,446,648)
Administrative expenses					(42,984,055)
Net other operating expenses					(1,171,966)
Operating loss					(94,387,683)

2024
Revenues	39,845,898	2,182,484	130,838	2,152,150	44,311,370
Cost of sales	(69,699,980)	(2,789,934)	(138,584)	(942,892)	(73,571,390)
Gross loss	(29,854,082)	(607,450)	(7,746)	1,209,258	(29,260,020)
Reconciling to operating loss:					(21,152,648)
Research and development costs					–
Selling and distribution costs					(7,252,323)
Administrative expenses					(10,918,496)
Net other operating expenses					(2,981,829)
Operating loss					(50,412,668)

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

5.	SEGMENT REPORTING (CONT’D)

The following table presents revenues earned from external customers for each group of similar products and services of the Group for the years ended 31 December 2025 and 2024:

	2025	2024
	VND million	VND million

Sales of e-cars	77,261,684	37,516,542
Sales of e-buses	1,529,043	130,838
Sales of e-scooters	5,230,288	2,182,484
Sale of spare parts	4,372,529	1,823,617
Sales of ICE vehicles	114,962	101,134
Rendering of aftermarket services	14,432	233,101
Revenue from leasing activities and other services	1,492,872	2,323,654

TOTAL	90,015,810	44,311,370

The following table presents revenues by geographic area based on the sales location of the products for the years ended 31 December 2025 and 2024:

	2025	2024
	VND million	VND million

Vietnam	80,675,232	37,685,034
United States	1,239,473	2,736,577
Canada	949,893	1,906,089
Pacific-Asia	6,821,694	1,844,644
Europe	329,518	139,026

TOTAL	90,015,810	44,311,370

The following table presents long-lived assets by geographic area:

	2025	2024
	VND million	VND million

Vietnam	62,601,771	82,655,913
United States	2,495,565	9,479,450
Other markets	9,041,259	3,623,782

TOTAL	74,138,595	95,759,145

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

6.	SPIN-OFF OF NOVATECH RESEARCH AND DEVELOPMENT JSC

In August 2025, a portion of the VinFast Vietnam’s net assets was spun-off to establish a new company, Novatech Research and Development Joint Stock Company (“Novatech”, now known as Future Investment Research and Development Joint Stock Company).

Subsequent to the spin-off, the Company transferred its entire ownership interest in Novatech to the Company’s Chief Executive Officer for total consideration of approximately VND39,828 billion, which was accounted for as a disposal of a subsidiary under common control. The consideration was fully received in 2025.

Concurrently, VinFast Vietnam entered into a long-term intellectual property license agreement with Novatech, pursuant to which the Company obtained the rights to use such intellectual property for the purpose of continuing its electric vehicle manufacturing operations, for a fixed license fee of VND25,199 billion. In 2025, VinFast settled the entire license fee payable to Novatech through a set-off arrangement and cash payments. As such, all intellectual property rights continue to be recorded in the Company’s consolidated statement of financial position.

In addition, the conversion ratios and exchange ratios of the Company’s Dividend Preferred Shares (“DPS”) into common shares of VinFast Vietnam and the Company were modified on 1 October 2025. As a result, DPSs were remeasured at fair value and the differences between their fair value and carrying amount were recorded as a change in other reserves. Further details are disclosed in Note 26 – Dividend Preference Shares.

The series of transactions including (i) the spin-off, (ii) the license agreement between Novatech and VinFast Vietnam, (iii) the transfer of Novatech’s ordinary shares to the Company’s Chief Executive Officer, and (iv) the amendments of the conversion ratios and exchange ratios of the Company’s DPS constituted a single and linked transaction. As such, the difference of VND40,792 billion between the cash received by the Company and the assets transferred are recorded in Other reserves in the Statements of change in equity, and no gain or loss was recorded in profit or loss.

7.	INVESTMENTS IN EQUITY INVESTEES

Name	As of 31 December 2025			Principal activities
	Voting right (%)	Equity interest (%)	Effective equity held by the Group (%)
V-G High Tech Energy Solutions Co., Ltd. (“V-G”)	49.0	48.6	48.6	Development and production of electric vehicle batteries and energy storage system

V-G’s head office is located at Vung Ang Economic Zone, Vung Ang Ward, Ha Tinh province.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

8.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES

8.1	Revenue from contracts with customers

Disaggregated revenue information

Major products/service line:

The Group presented the following disaggregated revenue:

	Group
	2025	2024
	VND million	VND million

Revenue from contracts with customers
Sales of vehicles	84,021,015	39,829,864
Sales of merchandise	114,962	101,134
Sales of spare parts and components	4,372,529	1,823,617
Rendering of services	103,595	895,835

TOTAL	88,612,101	42,650,450

Timing of revenue recognition:

The Group presented the following disaggregated revenue:

	Group
	2025	2024
	VND million	VND million

Revenue from contracts with customers
Products transferred at a point in time	88,508,506	41,754,615
Service transferred over time	103,595	895,835

TOTAL	88,612,101	42,650,450

Contract balances

	Group
	2025	2024
	VND million	VND million

Short-term trade receivables from contracts with customers (Note 15.1)	4,670,062	5,605,044

TOTAL	4,670,062	5,605,044

Long-term trade receivables from contracts with customers (Note 15.2)	563,512	615,650

TOTAL	563,512	615,650

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

8.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

8.1	Revenue from contracts with customers (cont’d)

Disaggregated revenue information (cont’d)

Contract balances (cont’d)

Trade receivables are mainly from sale of automobiles and e-scooters, which are unconditional (i.e., only the passage of time is required before payment of the consideration is due).

	Group
	2025	2024
	VND million	VND million

Contract liabilities:
Deferred revenue (Note 20)	4,394,663	3,080,113
Non-refundable down payment from customers (Note 19)	1,584,938	1,041,441

TOTAL	5,979,601	4,121,554

Contract liabilities included deposits and down payment received in advance from customers for sale of automobiles, e-scooters and service parts. Revenue recognised in 2025 from these contract liabilities amounted to approximately VND973 billion (2024: VND728 billion).

Performance obligation

Information about the Group’s performance obligations are summarised below:

Performance Obligation	When Performance Obligation is Typically Satisfied	Significant Payment Terms

Sale of goods
Automobiles, e-scooters, spare parts and components	Physical delivery of goods to the customer (point in time)	Payment is generally in full upon delivery. EV dealers and few corporate buyers are granted with payment term from 15 to 60 days.
Rendering services
Aftersales services and battery subscription services	As work is performed (over time)	Payment is in full when completion of services for aftersales services and within the first 15 days of the next month for battery subscription services.

Extended service-type warranty service (Automobiles)	As work is performed (over time)	Payment is generally in full upon delivery of automobiles.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

8.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

8.2	Cost of sales

	Group
	2025	2024
	VND million	VND million

Cost of vehicles sold	(129,673,877)	(69,323,637)
Cost of merchandises sold	(113,972)	(104,845)
Cost of spare parts sold and components	(1,951,660)	(700,805)
Cost of rendering services	(87,221)	(1,488,424)
Cost of leasing activities	(1,974,094)	(1,953,679)

TOTAL	(133,800,824)	(73,571,390)

Included in cost of sales are depreciation of property, plant and equipment of VND7,907,062 million (2024: VND6,636,787 million), amortisation of intangible assets of VND6,680,724 million (2024: VND4,222,655 million), and depreciation of right of use assets of VND271,360 million (2024: VND264,177 million).

Cost of sales also included warranty expenses amounting to VND17,875,350 million (2024: VND4,130,611 million) and employee benefits expenses amounting to VND5,930,621 million (2024: VND3,911,384 million).

8.3	Other operating income

	Group
	2025	2024
	VND million	VND million

Interest due to late payment from customers	279,665	268,578
Others	468,886	127,604

TOTAL	748,551	396,182

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

8.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

8.4	Selling and distribution expense

	Group
	2025	2024
	VND million	VND million

External service expenses (i)	(3,346,430)	(3,079,211)
Employee benefit expenses	(1,650,153)	(2,275,611)
Depreciation and amortisation of assets	(885,256)	(1,195,840)
Others	(564,809)	(701,661)

TOTAL	(6,446,648)	(7,252,323)

(i)	Mostly including marketing and advertising expenses, transportation fees and other expenses related to sales and marketing personnel.

8.5	Administrative expenses

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Research and development expenses (i)	(3,414,660)	(2,573,620)	–	–
Impairment loss on property, plant and equipment, intangible assets, and right-of-use assets	(34,171,629)	(3,267,446)	–	–
Employee benefits expenses	(1,829,247)	(1,912,101)	(119,358)	(66,846)
External service expenses	(1,582,718)	(1,791,680)	(383,443)	(516,632)
Depreciation and amortisation of fixed assets	(502,638)	(428,364)	(1,176)	(1,176)
Others	(1,483,163)	(945,285)	–	(63,803)

TOTAL	(42,984,055)	(10,918,496)	(503,977)	(648,457)

(i)	The Group’s research and development concentrates on activities to develop automotive products. Research and development costs that are not eligible for capitalisation have been expensed off as administrative expenses in the year.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

8.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

8.6	Other operating expenses

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Loss on disposal and write-off of property, plant and equipment	(1,117,792)	(874,391)	–	–
Compensation expenses (*)	(250,641)	(1,380,804)	–	–
Foreign exchange losses, net	(211,054)	(1,062,012)	–	–
Others	(341,030)	(60,804)	–	–

TOTAL	(1,920,517)	(3,378,011)	–	–

(*)	In 2025, compensation expenses mainly consisted of contract penalties due to early termination of the showroom lease contracts. In 2024, compensation expenses mainly consisted of the estimated charges from suppliers due to the cessation of development of certain battery models, temporary cessation of construction of a factory and termination of certain lease contracts.

8.7	Finance income

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Interest income on loan receivables and bank deposits	242,770	291,428	766	11,212
Interest income on finance lease	90,583	88,863	–	–
Interest income on related party receivables	–	–	382,922	493,971
Gain from sale of investment	–	–	19,642,758	–
Others	58,218	15,480	17,880	–

TOTAL	391,571	395,771	20,044,326	505,183

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

8.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

8.8	Finance costs

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Contractual coupons on loans and borrowings	(17,211,471)	(15,413,488)	(900,155)	(983,777)
Change in amortised costs of financial instruments measured at amortised cost (i)	(3,791,741)	(4,042,267)	–	–
Others	(1,709,671)	(552,989)	(3,007)	(56,975)

TOTAL	(22,712,883)	(20,008,744)	(903,162)	(1,040,752)

(i)	Included within are interest on lease liabilities of VND941,970 million (2024: VND1,155,283 million) (Note 23).

8.9	Employee benefits expenses

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Included in cost of sales	(5,930,621)	(3,911,384)	–	–
Wages and salaries	(4,498,385)	(3,206,469)	–	–
Social security costs	(494,118)	(296,726)	–	–
Other employee benefits expenses	(938,118)	(408,189)	–	–
			–
Included in selling and distribution costs	(1,650,153)	(2,275,611)	–	–
Wages and salaries	(1,132,328)	(1,808,955)	–	–
Social security costs	(82,756)	(141,270)	–	–
Other employee benefits expenses	(435,069)	(325,386)	–	–

Included in administrative expenses	(1,829,247)	(1,912,101)	(119,358)	(66,846)
Wages and salaries	(1,202,250)	(1,363,026)	(57,248)	(38,786)
Social security costs	(140,689)	(90,813)	–	–
Other employee benefits expenses	(486,308)	(458,262)	(62,110)	(28,060)

TOTAL	(9,410,021)	(8,099,096)	(119,358)	(66,846)

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

9.	CORPORATE INCOME TAX

The tax report filed by the entities under the Group are subject to examination by the tax authorities. As the application of tax laws and regulations is susceptible to varying interpretations, the amounts reported in the consolidated financial statements are more-likely-than-not and could change based on the interpretation of tax law by the relevant legal authorities.

The major components of tax expense for the years ended 31 December 2025 and 2024 are:

Consolidated and stand-alone statements of profit or loss for the years ended 31 December 2025 and 2024 respectively:

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Income taxes
Current income tax (income)/expense	(850)	56,926	12	183
Deferred tax expense/(income)	224,395	(7,899)	–	–

Income tax expense reported in the statements of profit or loss	223,545	49,027	12	183

Reconciliation of tax expense and the accounting profit for 2025 and 2024:

	Group
	2025	2024
	VND million	VND million

Loss before income tax	(119,832,138)	(73,257,507)
At Vietnam’s statutory income tax rate of 20% for the Group (2024: 20%)	(23,966,428)	(14,651,501)
Effect of preferential tax rates	9,308,359	5,618,228
Foreign tax rates differential	(1,177,605)	(335,011)
Deemed contribution from owners through cash donation to the Company	2,300,017	2,035,221
Deemed contribution from owner through free electric charging offered to customers	–	590,075
Deferred tax assets not recognised	12,662,414	6,251,907
Others	1,096,788	540,108

Income tax expense	223,545	49,027

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

9.	CORPORATE INCOME TAX (CONT’D)

	Company
	2025	2024
	VND million	VND million

Profit/(loss) before income tax	33,910,098	(11,880,839)

At Singapore’s statutory income tax rate of 17% for the Group (2024: 17%)	5,764,717	(2,019,743)
Non-taxable interest income	(61,748)	(83,720)
(Non-taxable income)/non-deductible expenses	(5,702,969)	2,103,463
Under provision of tax expense in prior financial years	12	183

Income tax expense	12	183

9.1	Current corporate income tax

Singapore

The Company incorporated in Singapore is subject to the Singapore corporate income tax (“CIT”) rate of 17% for the years ended 31 December 2025, and 2024.

Vietnam

The statutory corporate income tax rate applied for subsidiaries in Vietnam is 20% of taxable income, except for VinFast Vietnam, VinEG and VinES Ha Tinh.

The statutory CIT rate applicable to the income generated from investment projects of VinFast Vietnam, VinEG and VinES Ha Tinh is 10% in the first consecutive 15 years commencing from the first year in which income from investment project is generated. These entities are exempted from CIT for investment projects for 4 years commencing from the first year in which a taxable income from investment project is earned or commencing from the fourth year from the first year in which revenue is generated if no taxable profit is earned for the first 3 years, and a 50% reduction of CIT for the subsequent 9 years. Details of these tax incentives period depend on the specific condition of each entity.

Others

The CIT rates applicable to subsidiaries established in countries other than Singapore and Vietnam vary depending on the regulations of the local tax authorities.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

9.	CORPORATE INCOME TAX (CONT’D)

9.1	Current corporate income tax (cont’d)

International Tax Reform – Pillar Two Model Rules (GloBE)

The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) addresses the tax challenges arising from the digitalisation of the global economy.

The Pillar Two Global anti-Base Erosion rules (GloBE Rules) represent the first substantial overhaul of the international tax rules in almost a century. The GloBE Rules propose four new taxing mechanisms under which multinational enterprises (MNEs) would pay a minimum level of tax (Minimum Tax): the Subject to Tax Rule is a tax treaty-based rule that generally proposes a Minimum Tax on certain cross-border intercompany transactions that otherwise are not subject to a minimum level of tax; the Income on Rule (IIR); the Under Taxed Payments Rule (UTPR); and the Qualified Domestic Minimum Top-up Tax (QDMTT) generally propose a Minimum Tax on the income arising in each jurisdiction in which an MNE operates.

FRS 12 mandates that as a temporary exception to the standard’s requirements, entities shall neither recognise nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The Group has applied this exception and has not yet assessed the potential deferred tax impact of Pillar Two income taxes. The Group will continue to monitor the application of this temporary exception and will assess the accounting implications accordingly.

For the twelve-month periods ended 31 December 2025 and 2024, the Group had no current tax exposure related to Pillar Two legislation effective at the reporting date.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

9.	CORPORATE INCOME TAX (CONT’D)

9.2	Deferred tax

	Consolidated statement of financial position		(Charge)/credit to consolidated statement of profit or loss
	Group		Group
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million
Deferred tax assets
Sales and lease back transaction	846,464	921,194	(74,730)	(8,375)
Lease liabilities	398,092	704,496	(306,404)	(318,362)
Impairment	1,422,012	911,934	510,078	89,456
Others	441,507	355,947	85,560	139,979

Deferred tax liabilities
Sales and lease back transaction	(2,892,467)	(2,443,509)	(448,958)	4,445
Right of use assets	(398,092)	(704,496)	306,404	318,362
Others	(672,925)	(376,580)	(296,345)	(217,606)

Net deferred tax liabilities	(855,409)	(631,014)	(224,395)	7,899

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

9.	CORPORATE INCOME TAX (CONT’D)

9.2	Deferred tax (cont’d)

	Consolidated statement of financial position		(Charge)/credit to consolidated statement of profit or loss
	Group		Group
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Deferred tax (expenses)/income			(224,395)	7,899

Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	–	–
Deferred tax liabilities	(855,409)	(631,014)

Deferred tax liabilities, net	(855,409)	(631,014)

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

9.	CORPORATE INCOME TAX (CONT’D)

9.3	Unrecognised deferred tax assets

Tax loss carried forward

In August 2025, a portion of VinFast Vietnam’s accumulated tax losses amounting to VND44,125 billion was spun-off to Novatech, due to spin-off transaction described in Note 6.

As at 31 December 2025, the Group had accumulated tax losses of VND60,454 billion (2024: VND89,765 billion) available for offset against future taxable profit. These are estimated accumulated tax losses as per the CIT declarations of the consolidated entities which have not been finalized by the local tax authorities as at the date of these consolidated financial statements.

No deferred tax assets have been recognised in respect of these accumulated tax losses as future taxable profits cannot be ascertained at this stage.

As of 31 December 2025, the Vietnamese entities is entitled to carry tax losses forward to offset against taxable income arising within 5 years subsequent to the year which the loss was incurred. As at the consolidated balance sheet date, the Vietnamese entities had accumulated tax losses of approximately VND28,923 billion, of which tax losses that will be forfeited in 2026 is approximately VND3,995 billion, available for offset against future taxable income within five years subsequent to the year in which the loss incurred.

As of 31 December 2025, the Group has tax losses arising in subsidiaries other than Vietnam of VND31,530 billion (2024: VND21,872 billion) that will be carried for deduction against future taxable profit depending on the local tax regulations.

Impairment of long-lived assets

The Group also has impairment of property, plant and equipment, intangible assets (excluding goodwill), and right-of-use assets of VND56,535 billion (2024: VND 23,729 billion) as at 31 December 2025. The Group has not recognised deferred tax assets in respect of impairment amount of VND44,471 billion because there are no certain evidence of recoverability in the near future.

9.4	Uncertain tax position

The management takes into account the requirement of INT FRS 123 for all uncertainty over income tax treatments. In determining the treatment for uncertain tax positions, the management considers either the probability of whether the relevant taxation authority will accept the tax treatment under tax law or preparing its income tax filings and supporting tax treatments. Based on the reasonable estimates and prudent judgements of the management, it is more likely than not that the taxation authority will accept all uncertain tax treatments of the Group. Accordingly, the Group did not record any uncertain tax position as at 31 December 2025 (2024: nil).

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

10.	PROPERTY, PLANT AND EQUIPMENT

	Group
	Buildings and structures	Machinery and equipment[1]	Vehicles	Office equipment	Others	Construction in progress	Total
	VND million	VND million	VND million	VND million	VND million	VND million	VND million

Cost
1 January 2024	17,624,191	55,007,001	2,249,858	813,315	98,201	8,224,968	84,017,534
Addition and transfer from construction in progress	1,183,998	10,320,155	318,031	213,150	1,438	(1,787,799)	10,248,973
Acquisition of subsidiaries	1,168,431	9,508,635	13,854	42,086	56,444	1,226,227	12,015,677
Disposals	(1,055,047)	(402,703)	(171,787)	(229,108)	(22,710)	–	(1,881,355)
Reclassification	(310,780)	338,725	58,010	(4,468)	–	–	81,487
Currency realignment	(1,626)	(9,338)	4,032	(43)	(84)	–	(7,059)

31 December 2024 and 1 January 2025	18,609,167	74,762,475	2,471,998	834,932	133,289	7,663,396	104,475,257

Addition and transfer from construction in progress	4,648,416	12,273,424	48,530	321,735	6,276	6,149,749	23,448,130
Disposals	(298,998)	(2,590,527)	(513,879)	(95,844)	(4,370)	–	(3,503,618)
Reclassification (i)	(438,651)	(200,766)	(49,732)	(1,141)	–	–	(690,290)
Currency realignment	116,396	29,251	18,236	22,593	–	–	186,476

31 December 2025	22,636,330	84,273,857	1,975,153	1,082,275	135,195	13,813,145	123,915,955

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

10.	PROPERTY, PLANT AND EQUIPMENT (CONT’D)

	Group
	Buildings and structures	Machinery and equipment[1]	Vehicles	Office equipment	Others	Construction in progress	Total
	VND million	VND million	VND million	VND million	VND million	VND million	VND million

Accumulated depreciation and impairment
1 January 2024	6,213,811	24,690,093	950,817	501,059	77,525	1,829,750	34,263,055
Charge for the year	684,061	6,194,018	368,868	213,844	7,562	–	7,468,353
Acquisition of Subsidiaries	63,175	741,488	3,083	11,179	3,739	–	822,664
Impairment	–	3,105,929	–	–	–	–	3,105,929
Disposal	(516,915)	(234,043)	(61,019)	(143,404)	–	–	(955,381)
Reclassification	(2,710)	(1,478)	(45,460)	(4,078)	–	–	(53,726)
Currency realignment	3,386	(32)	2,445	(52)	10	–	5,757

31 December 2024 and 1 January 2025	6,444,808	34,495,975	1,218,734	578,548	88,836	1,829,750	44,656,651
Charge for the year	939,905	7,340,586	65,013	71,349	8,246	–	8,425,099
Impairment	5,902,476	12,939,069	248,470	132,850	9,563	5,995,226	25,227,654
Disposal	(176,840)	(1,472,126)	(213,646)	(26,628)	(3,251)	–	(1,892,491)
Reclassification (i)	–	(35,237)	(29,569)	–	–	–	(64,806)
Currency realignment	37,746	12,087	4,337	5,943	–	–	60,113

31 December 2025	13,148,095	53,280,354	1,293,339	762,062	103,394	7,824,976	76,412,220

Net book value
31 December 2024	12,164,359	40,266,500	1,253,264	256,384	44,453	5,833,646	59,818,606

31 December 2025	9,488,235	30,993,503	681,814	320,213	31,801	5,988,169	47,503,735

(i)	Included within are reclassifications of various assets into Assets held for Sale with net book value amounting to VND511,018 million.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

10.	PROPERTY, PLANT AND EQUIPMENT (CONT’D)

	Company
	Office equipment	Total
	VND million	VND million
Cost
1 January 2024	64	64
Additions	2	2

31 December 2024, 1 January 2025 and 31 December 2025	66	66

Accumulated depreciation
1 January 2024	21	21
Charge for the year	15	15

31 December 2024 and 1 January 2025	36	36
Charge for the year	11	11

31 December 2025	47	47

Net book value

31 December 2024	30	30

31 December 2025	19	19

As at 31 December 2025, a portion of property, plant and equipment with net carrying amount of VND26,890 billion (2024: VND28,148 billion) are pledged with banks to secure the Group’s loans and debts.

During the year, the Group capitalised borrowing costs amounting to VND298 billion (2024: VND581 billion). These costs relate to general borrowings to finance for the construction of factories, infrastructure and product development. The capitalised borrowing costs relating to general borrowings are determined by applying a capitalization rate of 11.74% (2024: 11.56%).

Automotive CGU

The Group has performed impairment test after reviewing indicators of impairment and based its impairment calculations on most recent budgets, business plan and financial forecast. The recoverable amount of these property, plant and equipment as at 31 December 2025 has been determined based on using cash flow projections.

In 2025, as a result of updating the estimates and assumptions after taking into account of actual performance, the estimated fair value of the automotive CGU were less than carrying values. Therefore, management recorded an impairment of VND16,990,865 million (In 2024: nil) in the current year against property, plant and equipment (Note 10). The impairment charge is recorded within administrative expenses in the statement of profit or loss. Details and key assumptions have been presented in Note 11.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

10.	PROPERTY, PLANT AND EQUIPMENT (CONT’D)

Impairment of leased-out batteries

In 2025, the Group identified specific impairment indicators associated with individual assets of leased-out batteries due to competitive lease subscription fee provided to customers. The recoverable amount of leased-out batteries as at 31 December 2025 and 31 December 2024 has been determined based on fair value less costs of disposal (FVLCD) calculation using cash flow projections of contractual lease payments agreed with customers covering useful life of leased-out batteries. The discount rate applied to cash flow projections is 8.67% to 10.73% (2024: 8.67% to 10.22%). Impairment charges of VND116 billion (2024: VND441 billion) relating to leased-out batteries under the Automotive segments were recognised during the year.

The FVLCD measurement of the leased-out batteries is categorised at Level 3. Details and key assumptions have been presented in Note 11.

Impairment of battery production line

In 2025, the Group made a full impairment on an identified asset relating to battery production line as management assessed that the assets could not generate any future economic benefit. Impairment charges of VND1,350 billion (2024: VND2,665 billion) relating to these assets were recognised during the year.

Impairment of showroom assets

The Group identified specific impairment indicators associated with showroom assets in oversea markets. The recoverable amount of these assets as at 31 December 2025 has been determined based on fair value less costs of disposal (FVLCD) which calculation of fair value using the disposal cashflows. In 2025, the impairment charge of VND 969 billion (In 2024: VND 191 billion) relating to these assets were recognised during the year.

Impairment of North Carolina factory

In 2025, the Group identified specific impairment indicators associated with North Carolina factory. The recoverable amount of the factory as at 31 December 2025 has been determined based on fair value less costs of disposal (FVLCD) which calculation of fair value using the market approach. Impairment charge of VND 5,802 billion relating to these assets were recognised during the year.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

11.	INTANGIBLE ASSETS

	Software	License	Product development costs	Goodwill	Construction in progress	Total
	VND million	VND million	VND million	VND million	VND million	VND million
Cost
1 January 2024	2,249,206	8,792,135	32,354,454	272,203	7,380,846	51,048,844
Addition and transfer from construction in progress	430,042	4,470	11,925,704	–	(1,499,403)	10,860,813
Acquisition of a subsidiary	64,694	–	577,467	–	8,861	651,022
Disposals	(3,320)	–	(599,210)	–	(442,379)	(1,044,909)

31 December 2024 and 1 January 2025	2,740,622	8,796,605	44,258,415	272,203	5,447,925	61,515,770
Addition and transfer from construction in progress	636,193	761,000	7,336,006	–	(3,237,011)	5,496,188
Disposals	–	–	(1,076,749)	–	–	(1,076,749)

31 December 2025	3,376,815	9,557,605	50,517,672	272,203	2,210,914	65,935,209

Accumulated amortisation and impairment
1 January 2024	1,233,056	8,678,819	13,224,613	272,203	2,145,006	25,553,697
Charge for the year	337,560	14,971	4,358,656	–	–	4,711,187
Acquisition of subsidiaries	12,662	–	59,340	–	–	72,002
Disposal	(1,223)	–	(90,591)	–	–	(91,814)

31 December 2024 and 1 January 2025	1,582,055	8,693,790	17,552,018	272,203	2,145,006	30,245,072
Charge for the year	399,558	21,567	6,734,183	–	–	7,155,308
Impairment	594,846	–	7,943,131	–	–	8,537,977
Disposal	–	–	(631,379)	–	–	(631,379)

31 December 2025	2,576,459	8,715,357	31,597,953	272,203	2,145,006	45,306,978

Net book value
31 December 2024	1,158,567	102,815	26,706,397	–	3,302,919	31,270,698

31 December 2025	800,356	842,248	18,919,719	–	65,908	20,628,231

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

11.	INTANGIBLE ASSETS (CONT’D)

	Company
	License	Total
	VND million	VND million
Cost
1 January 2024	–	–
Additions	12,625	12,625

31 December 2024, and 1 January 2025	12,625	12,625
Additions	–	–
Translation differences	–	–

31 December 2025	12,625	12,625

Accumulated depreciation
1 January 2024	–	–
Charge for the year	1,158	1,158

31 December 2024, and 1 January 2025	1,158	1,158
Charge for the year	1,000	1,000
Translation differences	–	–

31 December 2025	2,158	2,158

Net book value

31 December 2024	11,467	11,467

31 December 2025	10,467	10,467

Impairment testing assets of the CGUs for the Group

The Group performed its annual impairment test of intangible assets not yet available for use and impairment test for the other long-term assets when circumstances indicate the carrying value of these assets may be impaired.

Given the Automotive CGU has intangible assets is not yet available for use as at 31 December 2025 and 2024, and additionally intangible assets with indefinite useful lives as at 31 December 2024, the Group performed impairment test for this CGU on those dates.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

11.	INTANGIBLE ASSETS (CONT’D)

Automotive CGU

	Group
	Property, plant and equipment	Intangible assets (i)	Right-of-use assets	Total
	VND million	VND million	VND million	VND million

Automotive CGU

As at 31 December 2024
Net book value	41,553,299	27,450,970	4,665,017	73,669,286

Which includes impairment losses of:
As at 31 December 2024	(17,173,000)	(10,501,436)	(2,005,702)	(29,630,138)

As at 31 December 2025
Net book value	66,641,202	33,315,482	2,353,857	102,310,541

Which includes impairment losses of:
As at 31 December 2025	(34,163,865)	(18,862,654)	(2,334,257)	(55,360,776)

(i)	Included within are VND272,203 million of impairment losses recognised on goodwill.

The recoverable amount of the Automotive CGU of as 31 December 2025 and 31 December 2024 has been determined based on fair value less costs of disposal (FVLCD) calculation. For the purpose of fair value measurement, the current use of the assets is considered as the highest and best use. Accordingly, FVLCD is calculated using cash flow projections from financial budgets approved by management covering the period from the reporting dates to the end of next five financial years; and extrapolated for the remaining useful life of the CGU using a long-term growth rate of 4% (2024: 4%). The pre-tax discount rate applied to cash flow projections is 17.23% (2024: 16.7%). In 2025, as a result of updating the estimates and assumptions after taking into account of actual performance, the estimated fair value of the automotive CGU were less than carrying values. Therefore, management recorded an impairment of VND8,361,218 million (2024: nil) in the current year against intangible assets (Note 11). The impairment charge is recorded within administrative expenses in the statement of profit or loss.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

11.	INTANGIBLE ASSETS (CONT’D)

Impairment testing assets of the CGUs for the Group (cont’d)

Key assumptions used in fair value less costs of disposal calculations

-	Revenue growth (comprising sale volume and sale price)

-	Gross margin improvements

-	Discount rate

The implications of the key assumptions for the recoverable amount and sensitivity of the recoverable amount to changes in assumptions are discussed below:

-	Sale price of vehicles – The sales prices of vehicles in the model have been prepared based on comparing with other peers for each comparable car model type. Management assesses that the pricing of vehicles is one of the strategic competitive advantage of the Group when these products are launched to the markets, especially in international markets which account for a significant proportion of the prospective sales plan and related cash flow. Therefore, sales price of vehicles is identified as a significant assumption in the model. If sale prices of vehicles decrease on average by 0.5% more than the forecast, the Group will have a further impairment.

-	Sales volume growth rate – When using industry data for sales volume, these assumptions are important because management assesses how the unit's position, relative to its competitors, might change over the forecast period. Management expects the Group's share of the target addressable market to be increasing during the forecast period and stabilizes afterwards. If sale volume growth rate decreases on average by 0.5% more than the forecast, the Group will have a further impairment.

-	Gross margin improvements – The bases used to determine the values assigned to the gross margin improvements of automotive vehicles are from approved purchasing, production and distribution financial budgets. During the period of projection, these values have also reflected expected production capacity and internal resource efficiency improvements. If gross margin improvements decrease on average by 0.5% more than the forecast, the Group will have a further impairment.

-	Discount rates – Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The pre-tax discount rate of 16.7% (2024: 16.7%). The post-tax discount rate of 13.3% (2024: 13.3%) is derived based on the specific circumstances of the Group and is derived from its weighted average cost of capital (“WACC”), which reflects market participants’ perspective. If discount rates increase by 0.5%, the Group will have a further impairment.

The level of fair value hierarchy: FVLCD measurement of the CGUs is categorised at Level 3.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

12.	OTHER NON-CURRENT ASSETS

	Group
	2025	2024
	VND million	VND million
Financial assets
Deposits (i)	2,230,168	1,689,809
Others	13,079	25,900

Total	2,243,247	1,715,709

(i)	This mainly comprises of cash deposits held as collateral for sales to commercial banking partner/leasing company with a resale value guarantee under the RVG program. The cash collateral is held in a restricted bank account owned by the commercial banking partner until it is used, as applicable, in settlement of the RVG at the end of the lease term.

13.	ADVANCES TO SUPPLIERS

The advances to suppliers pertain primarily to amounts advances to suppliers, procurement agents who undertake the procurement of machinery, equipment, and component parts for the Group. It also includes advances to construction contractors engaged in the Group’s manufacturing projects and advances made for the purchase of other goods and services.

14.	INVENTORIES

The classification of inventory balance as at each financial reporting date is as follows:

	Group
	2025	2024
	VND million	VND million

Raw materials	18,034,169	14,286,598
Finished goods	11,555,237	8,890,857
Work in progress	4,435,889	3,074,867
Goods in transit	3,808,783	2,470,494
Tools and spare parts	308,159	239,671
Merchandises	32,137	23,718

TOTAL	38,174,374	28,986,205

During the year, the amount of VND127,786 billion (2024: VND57,199 billion) was recognised as expenses for cost of inventories sold, and VND3,954 billion (2024: VND8,444 billion) was recognised as an expense for inventories carried at net realisable value respectively. These are recognised in cost of sales. The Group’s inventories are stated at the lower of cost and net realisable value.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

14.	INVENTORIES (CONT’D)

As at 31 December 2025, inventories with the carrying value of VND2,003 billion (2024: VND216 billion) were used as collateral for borrowings of the Group as presented in Note 21.1.

15.	TRADE RECEIVABLES

15.1	Short-term trade receivables

	Group
	2025	2024
	VND million	VND million

Receivables from sale of finished goods and merchandises	4,065,619	5,220,947
Receivables from disposal of assets and scrap	515,063	270,525
Others	89,380	113,572

TOTAL	4,670,062	5,605,044

15.2	Long-term trade receivables

	Group
	2025	2024
	VND million	VND million

Receivables from sale of finished goods	563,512	615,650

TOTAL	563,512	615,650

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

16.	PREPAYMENTS AND OTHER RECEIVABLES

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Short term
Financial assets
Cash collateral to support Standby letter of credit insurances and other financial assets (i)	1,169,580	2,514,778	–	–

Subtotal	1,169,580	2,514,778	–	–

Non-financial assets
Value added tax deductible	9,525,138	7,829,343	–	–
Import tax to be refunded	1,938,341	1,281,331	–	–
Deposit for purchasing goods	1,102,066	1,102,066	–	–
Other receivables	203,892	326,425	–	–
Other short-term prepaid expenses	729,756	650,746	4,674	5,636

Subtotal	13,499,193	11,189,911	4,674	5,636

TOTAL	14,668,773	13,704,689	4,674	5,636

Long-term
Non-financial assets
Other long-term prepaid expenses	76,392	692,456	35,552	75,304

TOTAL	76,392	692,456	35,552	75,304

(i)	This mainly comprises secured deposit held in designated bank accounts for being pledged for autonomous vehicle manufacturing surety bonds issued by counterparty; deposit for assets purchase from suppliers through letter of credit; cash receipts from customers at commercial banks which are temporarily frozen and checked before being transferred to current accounts of the Group.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

17.	CASH AND CASH EQUIVALENTS

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Cash on hand	4	28	–	–
Cash at banks	7,135,090	2,223,405	124,425	85,044
Cash in transit	216,904	–	–	–
Cash equivalents	–	1,083,360	–	–

Total cash and cash equivalents (*)	7,351,998	3,306,793	124,425	85,044

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one to three months (2024: one to three months), depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(*)	The table below details material balances held in foreign currencies by the Group and Company

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

United States Dollar	3,091,513	426,497	117,962	82,243
Euro	389,865	42,503	4	4
Canadian Dollar	84,656	54,481	–	–
Singapore Dollar	7,820	2,736	6,459	2,797
Indonesia Rupiah	340,116	78,897	–	–
Indian Rupee	1,204,389	135,703	–	–

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise items that are disclosed in this note.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

18.	OTHER LIABILITIES

18.1	Other current liabilities

	Group
	2025	2024
	VND million	VND million

Financial liabilities
Provision for contract penalty, compensation and purchase commitments (i)	1,605,509	1,853,326
Payables to employees	1,050,767	993,210
Refunds to dealers	–	626,715
Deposits for battery leases	278,633	343,811
Others	700,499	530,206

Subtotal	3,635,408	4,347,268

Non-financial liabilities
Warranty reserve	5,796,466	2,215,403
Tax payables	3,055,904	2,041,629
Provision for residual guarantee program	269,646	140,461
Provision for statutory obligation expenses	311,885	207,666
Vouchers for ICE vehicle buyers	206,294	222,466
Others	736,666	336,641

Subtotal	10,376,861	5,164,266

TOTAL	14,012,269	9,511,534

(i)	The penalty and compensation costs incurred in 2025 were primarily related to estimated charges from suppliers due to failure to meet committed volume, discontinuation of the development and engineering change of certain future electric vehicle models. As of 31 December 2025, the Group was still in the negotiation process to finalise compensation amounts.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

18.	OTHER LIABILITIES (CONT’D)

18.2	Other non-current liabilities

	Group
	2025	2024
	VND million	VND million
Financial liabilities
Others	537,674	94,886

Non-financial liabilities
Warranty reserve	15,154,795	3,414,032
Provision for residual guarantee program	1,663,327	857,308
Others	146,290	67,463

TOTAL	17,502,086	4,433,689

18.3	Detail of movement of provisions

Details of movement of provisions during the year are as below:

	Provision for contract penalty and compensation	Warranty reserve	Provision for residual guarantee	TOTAL
	VND million	VND million	VND million	VND million

At 1 January 2024:	1,560,258	2,476,011	–	4,036,269
Provision made during the year	1,002,699	4,066,583	997,769	6,067,051
Change in accounting estimate for pre-existing provisions	(189,313)	64,028	–	(125,285)
Utilised	(520,318)	(977,187)	–	(1,497,505)

At 31 December 2024	1,853,326	5,629,435	997,769	8,480,530

In which:

Current	1,853,326	2,215,403	140,461	4,209,190
Non-current	–	3,414,032	857,308	4,271,340

At 1 January 2025:	1,853,326	5,629,435	997,769	8,480,530
Provision made during the year	1,377,437	10,792,802	374,952	12,545,191
Change in accounting estimate for pre-existing provisions	(791,544)	7,082,548	570,187	6,861,191
Utilised	(833,710)	(2,553,524)	(9,935)	(3,397,169)

At 31 December 2025	1,605,509	20,951,261	1,932,973	24,489,743

In which:

Current	1,605,509	5,796,466	269,646	7,671,621
Non-current	–	15,154,795	1,663,327	16,818,122

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

18.	OTHER LIABILITIES (CONT’D)

18.4	Government grants

	Group
	2025	2024
	VND million	VND million
Non-financial liabilities

Government grants (Note 2.12)	2,093,808	1,892,983

Current	2,093,808	–
Non-current	–	1,892,983

19.	DEPOSITS AND DOWNPAYMENT FROM CUSTOMERS

	Group
	2025	2024
	VND million	VND million

Refundable deposits	402,495	2,524,022
Non-refundable downpayments (Note 8.1)	1,584,938	1,041,441

As 31 December	1,987,433	3,565,463

Deposits and down payments represent advances from customers for the sales of automobiles, e-scooters, and rendering of services.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

20.	DEFERRED REVENUE

Deferred revenue mainly related to service-type warranties and prepaid lease payments under operating lease agreement, and maintenance services consisted of the following:

	Group
	2025	2024
	VND million	VND million

Beginning balance of the year	3,080,113	1,952,944
Additions	1,671,082	1,256,877
Revenue recognised	(356,532)	(129,708)

Ending balance of the year	4,394,663	3,080,113

Current	122,324	147,786
Non-current	4,272,339	2,932,327

Deferred revenue is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as at the statement of financial position dates. The remaining balance will be recognised over the performance period.

21.	INTEREST-BEARING LOANS AND BORROWINGS

		Group		Company
	Note	2025	2024	2025	2024
		VND million	VND million	VND million	VND million

Short-term
Loans from banks and financial institutions	21.1	26,872,866	24,210,045	659,543	–
Current portion of long-term Loans	21.2	5,258,070	7,279,170	659,917	3,941,272
Current portion of bonds	21.3	2,485,000	7,605,487	–	–
Others		–	29,384	–	29,384

TOTAL		34,615,936	39,124,086	1,319,460	3,970,656

Long-term
Loans from banks and financial institutions	21.2	36,214,061	16,924,140	10,818,036	2,325,417
Bonds	21.3	11,334,167	5,938,750	–	–

TOTAL		47,548,228	22,862,890	10,818,036	2,325,417

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

21.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

21.1	Short-term loans from banks

Details of short-term borrowings as at 31 December 2025 and 31 December 2024 are as follows:

Lenders	Ending balance			Maturity date	Description of collateral of loans in the ending balance
	Original Currency	Equivalent to VND million
		2025	2024

Bank 1	VND	9,667,947	6,032,808	From January to October 2026	Shares and properties of affiliates; payment guaranteed provided by the ultimate parent company
Bank 2	VND	6,304,181	6,602,705	From January to December 2026	Properties of affiliates; machines and equipment of the Company; payment guaranteed provided by the ultimate parent company
Bank 3	VND	913,404	2,606,592	From January to December 2026	Shares of affiliates; machines and equipment of the Company; payment guaranteed provided by the ultimate parent company
Bank 4	VND	1,447,389	1,439,745	From February to September 2026	Shares, deposit and properties of affiliates; equipment and properties of the Company; payment guaranteed provided by the ultimate parent company
Bank 5	VND	962,672	1,088,269	From May to September 2026	Shares and properties of affiliates; equipment and properties of the Company; payment guaranteed provided by the ultimate parent company
Bank 6	USD	–	462,805		Vehicles under loan contract; payment guaranteed provided by the ultimate parent company
Bank 7	VND	3,869,863	3,984,964	From January to June 2026	Shares of affiliates; payment guaranteed provided by the ultimate parent company
Bank 8	VND	–	257,001		Shares of the ultimate parent company held by individuals and properties of an affiliate, payment guarantee provided by ultimate company.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

21.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

21.1	Short-term loans from banks (cont’d)

Details of short-term borrowings as at 31 December 2025 and 31 December 2024 are as follows: (cont’d)

Lenders	Ending balance			Maturity date	Description of collateral of loans in the ending balance
	Original Currency	Equivalent to VND million
		2025	2024
Bank 9	USD	–	780,625		Letter of Comfort from the ultimate parent company and SBLC from a commercial bank
Bank 10	IDR	–	441,945		Payments guaranteed provided by the ultimate parent company and SBLC from a commercial bank
Bank 11(*)	USD	659,543	442,736	February 2026	Payments guaranteed by Standby Letter of Credit (“SBLC”) from a commercial bank
Bank 12	USD	1,049,077	–	April 2026	Payments guaranteed provided by the ultimate parent company and SBLC from a commercial bank
Bank 13	VND	998,811	–	From May to August 2026	Shares of affiliates and ultimate parent company; payment guaranteed provided by the ultimate parent company
Loans from others	VND	999,979	69,850	February 2026 to March 2026	Shares of affiliates; machines and equipment of the Company; payment guaranteed provided by the ultimate parent company

TOTAL		26,872,866	24,210,045

(*)	As at 31 December 2025, the loan above is applicable for the company level

Details of interest rate during the year of short-term borrowings as at 31 December 2025 and 31 December 2024 are as follows:

Loans and borrowings	Currency	Interest rate applicable (per annum)
		2025	2024
Short-term Loans	VND	From 8.5% to 15%	From 8.5% to 15%
Short-term Loans	USD	From 6.47% to 7.51%	From 6.3% to 10.5%
Short-term Loans	EUR	Not applicable	From 5.8% to 6.73%
Short-term Loans	IDN	Not applicable	8.07%
Short-term Loans	INR	Not applicable	8.95%
Letter of Credit	VND	Not applicable	9.5%

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

21.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

21.2	Long-term loans from banks

Details of long-term borrowings as at 31 December 2025 and 31 December 2024 are as follows:

Lenders	Ending balance			Maturity date of borrowings as at 31 December 2025	Collateral
	Original Currency	Equivalent to VND million Group
		2025	2024

Syndicated loan No.1	USD	11,098,426	12,751,954	From March 2026 to September 2030	(i)
In which: current portion	USD	2,524,703	2,491,712
Syndicated loan No.2	USD	4,309,592	–	June 2028	(i)
In which: current portion	USD	22,295	–
Syndicated loan No.3	USD	2,891,381	–	June 2028	(i)
In which: current portion	USD	18,183	–
Syndicated loan No.4	USD	1,576,144	1,970,809	From June 2026 to December 2026	(i)
In which: current portion	USD	1,576,144	447,924
Syndicated loan No.5	USD	2,969,431	3,165,712	From May 2026 to November 2029	(i)
In which: current portion	USD	448,093	358,603
Syndicated loan No.6	IDR	1,385,750	–	From June 2027 to April 2032	(ii)
In which: current portion	IDR	–	–
Syndicated loan No.7(*)	USD	5,688,690	6,266,689	From May 2027 to May 2029	(i)
In which: current portion	USD	–	3,941,272
Loan from a financial institution	USD	2,366,775	–	June 2028	(i)
In which: current portion	USD	958	–
Bank 1	INR	3,054,330	–	From September 2027 to December 2034	(i)
In which: current portion	INR	–	–

Details of long-term borrowings as at 31 December 2025 and 31 December 2024 are as follows: (cont’d)

Lenders	Ending balance			Maturity date of borrowings as at 31 December 2025	Collateral
	Original Currency	Equivalent to VND million Group
		2025	2024

Bank 2(*)	USD	2,555,435	–	September 2027	(i)
In which: current portion	USD	–	–
Bank 3(*)	USD	2,500,834	–	From September 2027 to September 2028	(i)
In which: current portion	USD	–	–
Bank 4(*)	USD	659,917	–	August 2026	(i)
In which: current portion	USD	659,917	–
Bank 5	VND	407,649	–	From March 2028 to December 2035	(i)
In which: current portion	VND	–	–
Loan from others	EUR	7,777	48,146	May 2026	(ii)
In which: current portion	EUR	7,777	39,659

TOTAL		41,472,131	24,203,310

In which:
Non-current portion		36,214,061	16,924,140
Current portion		5,258,070	7,279,170

(*)	As at 31 December 2025, the loans above are applicable for the company level.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

21.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

21.2	Long-term loans from banks (cont’d)

(i)	As at 31 December 2025, these long-term loans are secured by:

-	Certain inventories and properties held by the Group and the Debt Service Reserve Account at the offshore account management bank, the Revenue Account at a commercial bank with outstanding balance and accumulated other related benefits arising from such account;

-	Certain shares of the Company and an affiliate of the Group held by the ultimate parent company;

-	Certain properties held by affiliates;

-	Payment guarantee from the Company’s Managing Director and CEO, ultimate parent company and certain commercial banks.

(ii)	As of 31 December 2025, these long-term loans were secured by certain inventories.

Details of interest rate of borrowings as follows:

Loans and borrowings	Currency	Interest rate

As at 31 December 2025
Secured loans	VND	Floating interest rate of 14.0% per annum
Secured loan without swap contract	USD	Floating interest rate, from 6.2% to 9.02% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction date) under swap contracts	USD	Fixed interest rate under swap contract 4.1% to 6.58% per annum
Secured loans	EUR	Floating interest rate, from 4.76% to 5.81% per annum
Secured loans	IDR	Floating interest rate, from 8.46% to 9.43% per annum
Secured loans	INR	Floating interest rate, from 9.2% to 11.45% per annum

As at 31 December 2024
Secured loan without swap contract	USD	Floating interest rate, from 7.12% to 9.08% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction date) under swap contracts	USD	Fixed interest rate under swap contract 4.1% per annum
Secured loans	EUR	Floating interest rate, from 5.08% to 6.73% per annum

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

21.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

21.3	Bonds

Bonds	Ending balance			Maturity	Interest rate of borrowings as at 31 December 2025	Collateral
	Original Currency	VND million
		2025	2024

Bond No.1	VND	–	1,995,793
In which: current portion	VND	–	1,995,793
Bond No.2	VND	–	4,992,091
In which: current portion	VND	–	4,992,091
Bond No.3	VND	–	617,603
In which: current portion	VND	–	617,603
Bond No.4	VND	4,939,583	–	May 2028	Fixed interest rate of 12.5%	(i)
In which: current portion	VND	–	–
Bond No.5	VND	1,988,750	1,977,750	October 2026	Fixed interest rate at 13.5% per annum	(ii)
In which: current portion	VND	1,988,750	–
Bond No.6	VND	3,955,000	3,951,000	October 2029	Fixed interest rate at 13.5% per annum	(ii)
In which: current portion	VND	–	–
Bond No.7	VND	496,250	10,000	December 2026	Fixed interest rate at 13.5% per annum	(iii)
In which: current portion	VND	496,250	–
Bond No.8	VND	2,439,584	–	June 2028	Fixed interest rate at 12% per annum	(iv)
In which: current portion	VND	–	–

TOTAL		13,819,167	13,544,237

In which:
Non-current portion		11,334,167	5,938,750
Current portion		2,485,000	7,605,487

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

21.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

21.3	Bonds (cont’d)

(i)	This bond issue is secured by shares of affiliates under common control of the ultimate parent company; payment guaranteed by the ultimate parent company.

(ii)	This bond issue is secured by shares and real estates of affiliates under common control of the ultimate parent company; payment guaranteed by the ultimate parent company.

(iii)	This bond issue is secured by real estates of an affiliate under common control of the ultimate parent company; payment guaranteed by the ultimate parent,

(iv)	This bond issue is secured by shares of an affiliate under common control of the ultimate parent company; payment guaranteed by the ultimate parent company.

22.	SHORT-TERM ACCRUALS

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Financial liabilities
Accruals for the purchase of raw material, machines and equipment, information technology systems and development costs	5,933,420	5,695,041	–	–
Accrued construction costs of factories and infrastructures	930,999	337,019	–	–
Accrued selling expenses (i)	8,623,580	3,241,109	–	–
Interest accrual	443,682	398,839	–	–
Others	2,589,326	1,360,796	162,086	211,111

TOTAL	18,521,007	11,032,804	162,086	211,111

(i)	As at 31 December 2025, accrued selling expenses include accrued expenses related to free-charging program applicable to customers purchasing electric vehicles (“EV customers”). The short-term accrued expense of VND3,658 billion and the long-term accrued expense of VND1,947 billion will be paid to V-Green JSC, a related party providing charging station services to EV customers.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

23.	LEASES

Group as a lessee

The Group has lease contracts for various items lands, showrooms, vessel, offices, factory and tooling used in its operations. Leases of land generally have lease terms between 21 and 99 years, showrooms, offices, workshop and others have lease terms between 2 and 69 years. The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Set out below are the carrying amounts of right-of-use assets recognised and the movements during the years ended 31 December 2025 and 2024:

	Land	Show-rooms, workshop and others	Vessel	Total
	VND million	VND million	VND million	VND million

Group

As at 1 January 2024	428,692	3,144,895	1,396,350	4,969,937
Increase from acquisition of a subsidiary	–	1,464,332	–	1,464,332
Additions	96,205	391,350	–	487,555
Depreciation expenses	(10,484)	(744,461)	(253,692)	(1,008,637)
Termination	–	(715,391)	–	(715,391)
Impairment	–	(161,517)	–	(161,517)
Modifications	–	306,644	(736,315)	(429,671)
Currency realignment	–	63,233	–	63,233

As at 31 December 2024 and 1 January 2025	514,413	3,749,085	406,343	4,669,841
Additions	–	3,673,017	–	3,673,017
Depreciation expenses	(37,244)	(700,927)	(195,863)	(934,034)
Termination	-	(864,041)	–	(864,041)
Impairment	(30,190)	(470,083)	94,275	(405,998)
Modifications	–	–	(22,734)	(22,734)
Foreign realignment	–	143,483	–	143,483
Currency realignment	–	(210,247)	(42,658)	(252,905)

As at 31 December 2025	446,979	5,320,287	239,363	6,006,629

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

23.	LEASES (CONT’D)

Group as a lessee (cont’d)

(i)	The Group has performed impairment test after reviewing indicators of impairment and based its impairment calculations on most recent budgets, business plan and financial forecast. The recoverable amount of these right-of-use assets as of 31 December 2025 has been determined based on using cash flow projections.

In 2025, the Group recorded an impairment loss of VND77 billion of showroom right-of-use assets due to the change in plan of these showrooms, and an impairment loss of VND 328,555 million of automotive right-of-use assets due to updating the estimates and assumptions after taking into account of actual performance. In 2024, the Group recorded an impairment loss of VND162 billion of showroom right-of-use assets due to the change in plan of these showrooms.

The Group entered into lease agreements with third parties. These leases generally provide for fixed monthly/quarterly/annually rent. The maturity analysis of lease liabilities is disclosed in Note 27. The carrying amounts and the movements of lease liabilities during the period are as follows:

	Group
	2025	2024
	VND million	VND million

As at 1 January	7,422,134	6,849,151
Increase from acquisition of a subsidiary	–	1,521,835
Additions	3,673,018	370,542
Interest expenses	941,970	1,155,283
Payment	(1,672,954)	(1,536,412)
Lease modification	(22,734)	(429,239)
Revaluation of lease liability	50,330	109,693
Termination	(1,736,237)	(811,973)
Currency realignment	(159,169)	193,254

As at 31 December	8,496,358	7,422,134

In which:
Current	1,374,523	1,513,026
Non-current	7,121,835	5,909,108

The following are the amount recognised in the consolidated statements of profit or loss:

	2025	2024
	VND million	VND million

Depreciation expense of right-of-use assets	(934,034)	(1,008,637)
Gain/(loss) from termination contract	872,196	96,582
Interest expense on lease liabilities	(941,970)	(1,155,283)

Total amounts recognised in profit or loss	(1,003,808)	(2,067,338)

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

23.	LEASES (CONT’D)

Group as a lessee (cont’d)

The Group had total cash outflows for leases of VND1,673 billion (2024: VND1,536 billion) in 2024. The Group had non-cash additions to right-of-use assets of VND3,673 billion (2024: VND371 billion) and lease liabilities of VND3,673 billion (2024: VND371 billion) in 2025.

Group as a lessor

The Group, as lessor, lets out batteries of EV and e-scooter under operating lease and finance lease agreements. The leases have terms of 10 years.

Finance lease

The future minimum rental receivables under finance lease agreements are as follows:

	Group
	2025	2024
	VND million	VND million

Less than 1 year	360,728	337,731
From 1 to 2 years	360,728	337,731
From 2 to 3 years	360,728	337,731
From 3 to 4 years	360,728	337,731
From 4 to 5 years	360,728	337,731
More than 5 years	700,698	859,138

TOTAL	2,504,338	2,547,793

Net investment in leases, which is the sum of the present value of the future contractual lease payments, is presented on the consolidated statement of financial position as a component of prepaid expenses and other current assets for the current portion and as other assets for the non-current portion. Lease receivables relating to finance leases are presented on the consolidated statement of financial position as follows:

	Group
	2025	2024
	VND million	VND million

Gross investment in the lease (i)	2,980,174	2,802,092
Received cash	(475,836)	(254,299)

Total future minimum rental receivables	2,504,338	2,547,793
Unearned interest income	(1,566,611)	(821,738)

Net Investment in the Lease	937,727	1,726,055

In which:
Current assets	82,343	165,980
Non-current assets	855,384	1,560,075

(i)	Included within the gross investment in the lease are undiscounted future lease payment under finance lease arrangements as at lease commencement date.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

23.	LEASES (CONT’D)

Group as a lessor (cont’d)

Finance lease (cont’d)

	Group
	2025	2024
	VND million	VND million

Revenue from finance lease agreement	386,091	1,213,322
Lease income relating to variable lease payments not included in the measurement of the net investment in lease	56,139	64,585
Cost of sales	(547,140)	(1,425,537)
Selling loss recognised at lease commencement date	(104,910)	(212,215)

Operating lease

The future minimum rental receivables under operating lease agreements are as follows:

	Group
	2025	2024
	VND million	VND million

Less than 1 year	238,012	306,208
From 1 to 2 years	220,740	301,122
From 2 to 3 years	197,900	286,018
From 3 to 4 years	181,776	262,790
From 4 to 5 years	182,043	246,830
More than 5 years	360,647	691,078

TOTAL	1,381,118	2,094,046

	Group
	2025	2024
	VND million	VND million

Revenue from operating lease agreement	729,041	286,096
Lease income from variable lease payments not included in the measurement of the lease receivable	232,438	96,917
Cost of sales	(1,403,726)	(528,142)

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

24.	COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group has signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, construction of factories and development of products. The estimated commitment amount of these contracts as of 31 December 2025 was VND12,038 billion (2024: VND14,243 billion).

Commitments related to the minimum purchase commitment

The Group signed contracts with certain suppliers to agree on a committed minimum purchase volume, such that the annual purchase volume from these suppliers is not lower than the quantity agreed upon by the two parties in the signed contract and/or other accompanying documents.

In case of shortfall purchase, the suppliers reserve the right to revise the quotation and component pricing or are entitled to compensation from the Group. If the specified minimum quantities are not reached, the Group is relieved from the obligation when the necessary waivers are obtained.

Comeau v. VinFast Auto Ltd., et al., 1:24-cv-02750 (E.D.N.Y.)

On 12 April 2024, a putative shareholder, Jeremie Comeau (the “Lead Plaintiff”), filed a class action lawsuit against our Company, our former and current Chief Executive Officer, our former and current Chief Financial Officer, and members of our Board of Directors (collectively, but excluding the Company’s current Chief Financial Officer, the “ Defendants”) (the “Comeau Action”). The Plaintiff alleges that the Defendants made false and misleading statements in offering documents filed in June and July 2023, in connection with the Company’s public listing.

The lawsuit purports to bring claims on behalf of investors in the Company who purchased securities (i) “pursuant and/or traceable to” the offering documents issued in connection with the 14 August 2023 merger among the Company, Black Spade Acquisition Co., and Neuvo Tech Limited, and/or (ii) “between 15 August 2023 and 17 January 2024.” The Plaintiff alleges that Defendants violated Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 thereunder, Section 20(a) of the Exchange Act, as well as Sections 11 and 15 of the Securities Act of 1933 (the “Securities Act”) and seek damages and other relief.

On 1 November 2024, the Court consolidated the Comeau and Qian cases into one and appointed the Nannicinis as Lead Plaintiffs, and their counsel, Robbins Geller, as lead counsel. On 15 January 2025, the Lead Plaintiffs filed their Amended Complaint, which, among other changes, removed our current Chief Financial Officer as a defendant.

On 22 January 2025, Lead Plaintiffs filed a Corrected Amended Complaint adding an additional purchase certification from co-Lead Plaintiff Dr. Filippo Nannicini. In accordance with the Court’s rules, on 17 March 2025 the Comeau Defendants filed a letter setting forth the bases for their anticipated motion to dismiss and requesting a pre-motion conference with the Court, and Lead Plaintiffs filed a response on 16 April 2025

On 22 January 2025, Lead Plaintiffs filed a Corrected Amended Complaint adding an additional purchase certification from co-Lead Plaintiff Dr. Filippo Nannicini. In accordance with the Court’s rules, on 17 March 2025 the Comeau Defendants filed a letter setting forth the bases for their anticipated motion to dismiss and requesting a pre-motion conference with the Court, and Lead Plaintiffs filed a response on 16 April 2025

On 18 March 2025, the Court granted the Comeau Defendants’ request for a pre-motion conference. The parties attended a pre-motion conference on 15 May 2025, at which the Court granted the Defendants’ request to file a motion to dismiss. The Defendants’ motion to dismiss was fully briefed as of 27 October 2025. The Court held oral argument on the motion on 15 January 2026, and reserved decision. At this stage, the final outcome and therefore ultimate financial liability on account of this matter is unascertainable. Accordingly, no provision has been made in the Group’s consolidated financial statements.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

25.	FINANCIAL INSTRUMENTS

Set out below, is an overview of financial assets and liabilities held by the Group:

25.1	Financial assets

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Debt instruments at amortised cost	28,481,624	20,514,719	7,685,970	3,625,700
Cash and cash equivalents (Note 17)	7,351,998	3,306,793	124,425	85,044
Short-term amount due from related parties	8,438,865	4,203,463	4,571,667	3,540,656
Short-term other receivables (Note 16)	1,169,580	2,514,778	–	–
Short-term trade receivables (Note 15.1)	4,670,062	5,605,044	–	–
Current net investment in the lease (Note 23)	82,343	165,980	–	–
Short-term investments (*)	3,051,790	823,597	–	–
Other non-current assets (Note 12)	2,243,247	1,715,709	–	–
Non-current net investment in the lease (Note 23)	855,384	1,560,075	–	–
Long-term amount due from related parties (Note 29.3)	54,843	3,630	2,989,878	–
Long-term trade receivables (Note 15.2)	563,512	615,650	–	–

Financial assets at fair value through profit or loss	6,204,503	1,103,827	–	–
Short-term cross-currency interest rate swaps (Note 25.3)	–	185,787	–	–
Long-term cross-currency interest rate swaps (Note 25.3)	387,503	–	–	–
Other long-term investment (Note 25.3)	5,817,000	918,040	–	–

	34,686,127	21,618,546	7,685,970	3,625,700

In which:
Total current	24,764,638	16,805,442	4,696,092	3,625,700
Total non-current	9,921,489	4,813,104	2,989,878	–

(*)	Short-term investments as of 31 December 2025 mainly included certain 12-month deposits at banks used as collaterals for some loans and standby letters of credit from banks.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

25.	FINANCIAL INSTRUMENTS (CONT’D)

25.2	Financial liabilities

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Financial liabilities at amortised cost	213,427,023	210,573,156	22,484,842	56,497,684
Short-term interest-bearing loans and borrowings (Note 21)	34,615,936	39,124,086	1,319,460	3,970,656
Trade payables	32,630,360	20,791,192	36,210	–
Short-term amount due to related parties	34,872,639	64,037,426	44,585	49,990,500
Short-term accruals (Note 22)	18,521,007	11,032,804	162,086	211,111
Short-term lease liabilities (Note 23)	1,374,523	1,513,026	–	–
Other current liabilities (Note 18.1)	3,635,408	4,347,268	–	–
Long-term interest-bearing loans and borrowings (Note 21)	47,548,228	22,862,890	10,818,036	2,325,417
Long-term amount due to related parties (Note 29.3)	29,711,485	40,531,203	10,104,465	–
Long-term accruals	2,857,928	329,267	–	–
Long-term lease liabilities (Note 23)	7,121,835	5,909,108	–	–
Other non-current liabilities (Note 18.2)	537,674	94,886	–	–

Financial liabilities at fair value through profit or loss	24,439,747	21,655,938	38,590,668	20,536,326
Financial liability in respect of DPS2 (Note 26.1)	24,332,136	21,619,612	–	–
Financial liability in respect of DPS (Note 26)	–	–	38,577,604	20,500,000
Cross-currency interest rate swaps (Note 25.3)	94,547	–	–	–
Long-term warrant instrument liabilities (Note 25.3)	13,064	36,326	13,064	36,326

	237,866,770	232,229,094	61,075,510	77,034,010

In which:
Total current	150,076,556	162,465,414	40,139,945	74,672,267
Total non-current	87,790,214	69,763,680	20,935,565	2,361,743

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

25.	FINANCIAL INSTRUMENTS (CONT’D)

25.3	Fair value hierarchy

A.	Fair value of financial instruments that are carried at fair value:

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million
As at 31 December 2025
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	–	–	387,503	387,503
- Other long-term investments (ii)	–	–	5,817,000	5,817,000

	–	–	6,204,503	6,204,503

In which:
Current portion	–	–	–	–
Non-current portion	–	–	6,204,503	6,204,503

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities at fair value through profit or loss in respect of DPS2 (Note 26)	–	–	24,332,136	24,332,136
- Derivative liability – cross-currency interest rate swaps contracts (i)	–	–	94,547	94,547
- Long-term warrant instrument liabilities (iii)	13,064	–	–	13,064

	13,064	–	24,426,683	24,439,747
In which:
Current portion	–	–	24,426,683	24,426,683
Non-current portion	13,064	–	–	13,064

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

25.	FINANCIAL INSTRUMENTS (CONT’D)

25.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value: (cont’d)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows: (cont’d)

	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million
As at 31 December 2024
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	–	–	185,787	185,787
- Other long-term investments (ii)	–	–	918,040	918,040

	–	–	1,103,827	1,103,827

In which:
Current portion	–	–	185,787	185,787
Non-current portion	–	–	918,040	918,040

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities at fair value through profit or loss in respect of DPS2 (Note 26)	–	–	21,619,612	21,619,612
- Long-term warrant instrument liabilities	36,326	–	–	36,326

	36,326	–	21,619,612	21,655,938
In which:
Current portion	–	–	21,619,612	21,619,612
Non-current portion	36,326	–	–	36,326

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

25.	FINANCIAL INSTRUMENTS (CONT’D)

25.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value: (cont’d)

Reconciliations of significant assets and liabilities categorised within Level 3 under the fair value hierarchy are as follow:

	1 January 2025	Initial recognition	Net change in fair value recognised in consolidated statement of profit or loss	31 December 2025
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	185,787	–	201,716	387,503
- Other long-term investments (ii)	918,040	5,395,000	(496,040)	5,817,000

In which:
Current portion	185,787	–	(185,787)	–
Non-current portion	918,040	5,395,000	(108,537)	6,204,503

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities at fair value through profit or loss in respect of DPS2 (Note 26)	21,619,612	–	2,712,524	24,332,136
- Derivative liability – cross-currency interest rate swaps contracts (i)	–	–	94,547	94,547

In which:
Current portion	21,619,612	–	2,807,071	24,426,683
Non-current portion	–	–	–	–

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

25.	FINANCIAL INSTRUMENTS (CONT’D)

25.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value: (cont’d)

Reconciliations of significant assets and liabilities categorised within Level 3 under the fair value hierarchy are as follow: (cont’d)

		Net change in fair value recognised in consolidated statement of profit or loss
	1 January 2024	Unrealised gain/loss	Realised gain/loss	Payment during the year	Acquisition of a subsidiary	31 December 2024
	VND million	VND million		VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	614,134	(428,347)	503,679	(503,679)	–	185,787
- Other long-term investments (ii)	–	–	–	–	918,040	918,040

In which:
Current portion	548,010	(362,223)	503,679	(503,679)	–	185,787
Non-current portion	66,124	(66,124)	–	–	918,040	918,040

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Convertible debenture	1,190,475	–	–	(1,190,475)	–	–
- Financial liabilities at fair value through profit or loss in respect of DPS2 (Note 26)	18,258,063	3,361,549	–	–	–	21,619,612

In which:
Current portion	18,258,063	3,361,549	–	–	–	21,619,612
Non-current portion	1,190,475	–	–	(1,190,475)	–	–

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

25.	FINANCIAL INSTRUMENTS (CONT’D)

25.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value (cont’d)

(i)	The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1, No.2,. Under the terms of the CCIRS contracts, the Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving a notional amount in USD with the financial institutions. The CCIRS contract of the loan No.2 was expired in November 2024. The outstanding notional amounts of the Group’s derivative instruments were maximum equal to the carrying value of syndicated loans No. 1 as disclosed in Note 21.2.

As of 31 December 2025, the total net amount of fair value of the CCIRS derivative assets were VND387.5 billion (2024: VND185.8 billion) and total net amount of fair value of the CCIRS derivative liabilities were VND94.5 billion (2024: nil). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of profit or loss. Net change in fair value of CCIRS derivative instruments for 2025 was recorded as net gain on financial instruments at fair value through profit or loss in the consolidated statement of profit or loss.

(ii)	Other long-term investments include an investment in Storedot and an investment in the investment cooperation and business opportunity exploration agreement with Saigon Glory Limited Liability Company. Regarding the investment in Storedot, the Group acquired 3.75% voting shares in Storedot Ltd., equivalent to 2,219,670 series D preference shares in the investee, from its acquisition of a subsidiary during the year (Note 6). As of 31 December 2025, management assessed that the investment could not generate any future economic benefits; accordingly, the fair value of the investment was reduced by VND918 billion to zero. With respect to the investment in the agreement with Saigon Glory Limited Liability Company, please refer to the next section under the caption ‘Agreement with SGC’.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

25.	FINANCIAL INSTRUMENTS (CONT’D)

25.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value (cont’d)

Agreement with SGC

In September 2025, VinFast Vietnam entered into an investment cooperation and business opportunity exploration agreement with Saigon Glory Limited Liability Company (“SGC”), which has a five-year term (hereafter referred to as the “Agreement with SGC”). Under this arrangement, VinFast Vietnam provided funds for the acquisition, development, and construction of real estate projects in accordance with the business plan stipulated in the Agreement with SGC, which may be amended by mutual agreement of the parties. VinFast Vietnam has planned to contribute, up to VND20,700.0 billion, while SGC has contributed development rights, resources, and expertise necessary to the real estate projects. Under the current contract terms, VinFast Vietnam is entitled to 90% of the pre-tax residual profits generated from cooperation projects during the cooperation term. This entitlement is expected to be equivalent to a minimum of approximately VND20,814.0 billion, subject to VinFast Vietnam contributing the full planned amount and approving the related cash distributions to the projects. The profit is finalized by both parties every six months.

As of 31 December 2025, VinFast Vietnam contributed VND 5,395 billion, of which VND 3,567 billion had been deployed by SGC to acquire certain real estate properties (the “BCC properties”) from a third-party company. The remaining VND 1,828 billion represents advance payment for future investment opportunities.

The third-party company acquired a portion of a real estate project located in southern Vietnam from a related party of the Group and subsequently became the project developer of the acquired portion, responsible for the development and construction of the real estate properties. SGC is responsible for selling the BCC properties to customers and shares profit from such sales as yield returns to VinFast Vietnam. The investment is secured by collateral, including shares in a listed company owned by certain third-party individuals (business partners of SGC) and SGC’s property rights under sales and purchase agreements with the aforementioned third-party company.

With reference to the guidance on Financial Asset in FRS 109, the Group accounted for the Agreement with SGC as an debt instrument in accordance with FRS 109 and the investment is accounted for as fair value through profit and loss and thus measured at fair value at each reporting date, with changes recognised in the consolidated statement of profit or loss. Fair value is based on discounted expected cash flows and market-participant assumptions and is classified within Level 3 of the fair value hierarchy. The fair value of the investment was VND5,817 billion as of 31 December 2025, and the Group recognised a fair value gain of VND422 billion for the period.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

25.	FINANCIAL INSTRUMENTS (CONT’D)

25.3	Fair value hierarchy (cont’d)

B.	Fair value of financial instruments by classes that are not carried at fair value and whose carrying amounts are reasonable approximation of fair value

The financial assets and liabilities by classes whose carrying amounts are not carried at fair value and reasonably approximate fair value are as follows:

Trade receivables (Note 15), other receivables (Note 16), cash and cash equivalent (Note 17), amount due from/to related parties (Note 29), short-term investments (Note 25.1), other non-current assets (Note 12), trade payables, loans and borrowings (Note 21), other liabilities (Note 18), accruals (Note 22) and lease (Note 23).

The carrying amount of these financial assets and liabilities are reasonable approximation of fair values, either due to their short-term nature or that they are floating rate instruments that are re-priced to market interest rates on or near the reporting date, or they are fixed rate instruments that approximate market interest rates on the reporting date.

25.4	Valuation processes

For recurring and non-recurring fair value measurements categorised within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyse changes in fair value measurements from period to period.

The Group’s fair value methodology and the governance over its models includes a number of controls and other procedures to ensure appropriate safeguards are in place to ensure its quality and adequacy. The responsibility of ongoing measurement resides with the business divisions. Once submitted, fair value estimates are also reviewed and challenged by the management.

The valuers validate fair value estimates by:

-	Benchmarking prices against observable market prices or other independent sources;

-	Re-performing model calculations; and

-	Evaluating and validating input parameters.

Management also challenges the model calibration on at least an annual basis or when significant events in the relevant markets occur. Management is responsible for ensuring that the final reported fair value figures are in compliance with FRS and proposes adjustments when needed. When relying on third-party sources (e.g., broker quotes, or other micro or macro-economic inputs), management is also responsible for:

-	Verifying and challenging the approved list of providers; and

-	Understanding the valuation methodologies and sources of inputs and verifying their suitability for FRS reporting requirements.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

25.	FINANCIAL INSTRUMENTS (CONT’D)

25.4	Valuation processes (cont’d)

Valuation techniques and specific considerations for Level 3 inputs are further explained below.

Valuation methods and assumptions

The significant unobservable inputs used in the fair value measurements categorised within level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at 31 December 2025 and 31 December 2024 is shown below:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)
CCIRS contract of the loans	Discounted Cash Flow (“DCF”)	31 December 2024	Interpolated SOFR for subsequent years	4.45%
		31 December 2025	Interpolated SOFR for subsequent years	3.33% – 3.77%
Financial liabilities in respect of DPS2 (i)	Binomial option pricing model – Lattice model and Available Market Price (AMP)	31 December 2024	Credit spread of the Company Volatility	13.6% 62.6%

	Binomial option pricing model – Lattice model and Available Market Price (AMP)	31 December 2025	Credit spread of the Company Volatility	13.6% 71.07%

Investment in StoreDot	Option Pricing Model	31 December 2024	Volatility	53.8% - 90.8%
			Risk free rate	2.5%
Investment under Agreement with SGC	Income approach based on Discounted Cashflow	31 December 2025	Company Specific Risk Premium (Saigon Glory)	10% - 12%
			Risk free rate	3.7%
			Equity risk premium	5%
			Country Risk Premium	3.7%

(i)	The Group has never declared or paid any cash dividends on its ordinary shares, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies.

An increase/decrease in the credit spread of the Group would result in a decrease/increase in fair value of the financial liabilities in respect of DPS2.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

26.	DIVIDEND PREFERENCE SHARES

26.1	Dividend preference shares recognised as financial liabilities

Dividend preferred shares (“DPS2”) issued under the series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle of instruments (collectively referred to as the ‘Financial liabilities in respect of DPS2’), and are measured at fair value through profit or loss in the consolidated statements of the Company. Details are as below:

-	In 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD625 million aggregate principal amount of exchangeable bonds (“EB”). Investors of EB has the right to require Vingroup JSC to redeem the EB upon the occurrence of certain events as specified in transaction documents. Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which, investors of EB have the rights to exchange their EB for a number of the Company’s ordinary shares at the exchange rate determined in transaction documents. Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of DPS2.

-	In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion and VND2,249.64 billion to Vingroup JSC, respectively. DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2, at the conversion rate of 1:1, and such conversion is dependent on whether appropriate approvals are obtained.

-	In July 2022, the Company entered into a put option agreement with Vingroup JSC, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB.

-	In 2024, Vingroup JSC partially redeemed the EB. The terms of the remaining EB (“Revised EB”) were revised in accordance with the Deed of Amendment and Supplement and Supplemental Deed Poll both dated in April 2024. On 16 July 2024, Vingroup JSC and VinFast signed a Notice Letter relating to the put option agreement (as amended and supplemented) to clarify the amount of the put option considerations, which include the amount required for Vingroup JSC to fulfil its redemption obligations resulting from the relevant redemptions. The costs to be incurred by Vingroup JSC, and therefore comprising the put option consideration, is understood to also include an interest amount at the rate of 9% accruing over any actual payment amount that has been paid by Vingroup JSC.

-	In October 2025, the conversion ratios and exchange ratios of the Company’s Dividend Preferred Shares (“DPS”) into common shares of VinFast Vietnam and the Company were modified after restructuring transaction (Note 6).

-	As of 31 December 2025, the fair value of the financial liabilities in respect of DPS2 was VND24,332,136 million. Change in fair value of this instrument was recorded as a loss on financial instruments at fair value through profit or loss in the consolidated statement of profit or loss.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

26.	DIVIDEND PREFERENCE SHARES (CONT’D)

26.2	Dividend preference shares recognised as equity instruments

Other dividend preference shares (DPS) held by Vingroup JSC, are recognised as equity instruments and presented as non-controlling interest in the consolidated financial statements of the Company. Details are as below:

Preference shares	Timing of issuance (year)	No of shares	Dividend (%) (v)	Other principles

Dividend Preference Shares 1 (“DPS 1”)	2022	120,254,284	0.01%/year	(i), (ii), (iii), (iv), (vi)
Dividend Preference Shares 3 (“DPS 3”)	2022	916,612,490	9%/year	(i), (ii), (iii), (iv), (vi)
Dividend Preference Shares 4 (“DPS 4”)	2022	2,578,216,022	0.01%/year	(i), (iv)
Dividend Preference Shares 5 (“DPS 5”)	2024 and 2025	3,542,643,385	12%/year (unpaid dividends shall be accumulative)	(i), (ii), (iii), (iv), (vi)

TOTAL		7,157,726,181

(i)	Par value of share: 10,000 VND. These DPS carry no voting right and are not redeemable at the request of DPS shareholder.

(ii)	DPS shareholder has the right (but not the obligation) to convert DPS into ordinary shares of VinFast Vietnam and VinFast Investment and Development, as stipulated in the transaction documents.

(iii)	DPS shareholder has the right (but not the obligation) to exchange DPS into ordinary shares of the Company, as stipulated in the Share Exchange Agreements dated 31 December 2024 which were entered into between Vingroup JSC and the Company. The number of the Company’s ordinary shares to be issued shall be equal to the number of DPSs requested to be exchanged divided by a pre-determined exchange rate and rounded down to the nearest whole number. In all cases, the exchange rates shall be subject to customary adjustment terms.

(iv)	Unless DPSs have been converted into ordinary shares of VinFast Vietnam and VinFast Investment and Development before these companies are dissolved, liquidated, or bankrupt, in the event of these companies’ dissolution, liquidation, or bankruptcy, DPS shareholder shall have the same rights as ordinary shareholders to receive the remaining assets of these companies as specified in the transaction documents.

(v)	The payment of dividends shall be made provided that net retained earnings for the year of VinFast Vietnam and VinFast Investment and Development, after paying all dividends, is positive and the payment of dividends in the year does not lead to any breach of these companies’ obligations. Dividend may be paid at a time determined by shareholders of these companies.

(vi)	In October 2025, the conversion ratios and exchange ratios of DPS1, DPS3, DPS5 into common shares of VinFast Vietnam and the Company were modified after restructuring transaction (Note 3), which triggered extinguishment accounting. DPS1, DPS3 and DPS5, following this amendment, are still qualified for equity classification. As a result, DPS1, DPS3 and DPS5 were remeasured at fair value and the differences between their fair value and carrying amount at extinguishment date were recorded as a change in other reserves.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s financial liabilities, other than derivatives, comprise trade payables, other liabilities, accruals, loans and borrowings, amounts due to related parties and lease liabilities. The main purpose of these financial liabilities is to finance the Group’s operations. The Group also has various financial assets such as trade receivables, other assets, amount due from related parties, and cash and short-term bank deposits and other financial assets which arise directly from its operations.

The Group is exposed to market risk, credit risk and liquidity risk. Management reviews and agrees policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity risk. Financial instruments affected by market risks include loans and borrowings, corporate bonds, financial assets and financial liabilities at fair value through profit or loss and term deposits.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant.

The following assumptions have been made in calculating the sensitivity analysis:

-	The consolidated statements of financial position sensitivity relate to derivatives and other financial assets at fair value through profit or loss; and/or

-	The sensitivity of the relevant consolidated statements of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held on 31 December 2025 and 31 December 2024.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates. To manage this, the Group enters into interest rate swaps for loan contracts, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Market risk (cont’d)

The following table demonstrates the sensitivity to a reasonably possible change in interest rates expected over the current financial year. With all other variables held constant, the Group’s profit before tax and its equity is affected through the impact on floating rate borrowings as follows:

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates expected over the current financial year. With all other variables held constant, the Group’s profit before tax and its equity is affected through the impact on floating rate borrowings as follows:

	Increase/(decrease) in basis points		Effect on loss before tax
	2025	2024	2025	2024
			VND million	VND million

VND	175	73	(200,004)	(96,036)
VND	(175)	(73)	200,004	96,036

USD	79	57	(114,662)	(71,354)
USD	(79)	(57)	114,662	71,354

IDR	68	–	(4,790)	–
IDR	(68)	–	4,790	–

INR	305	–	(26,036)	–
INR	(305)	–	26,036	–

The assumed movement in basis points for interest rate sensitivity analysis is based on the currently observable market environment.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign currency rates relate primarily to the Group’s operating activities (when revenue or expenses are denominated in a different currency from the Group’s functional currency) and the Group’s borrowings in foreign currency. To manage this, the Group enters into foreign exchange rates swap and forward foreign exchange for loan contracts.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the foreign exchange rate with respect to VND expected over the following financial year using historical trends, with all other variables held constant, of the Group’s profit before tax and its equity (due to changes in the fair value of monetary assets and liabilities).

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Market risk (cont’d)

Foreign currency sensitivity (cont’d)

	Change in foreign exchange rate		Effect on profit before tax
	2025	2024	2025	2024
			VND million	VND million

USD	+5%	+5%	(3,114,183)	(1,013,553)
USD	-5%	-5%	3,114,183	1,013,553

EUR	+20%	+6%	(125,266)	(103,872)
EUR	-20%	-6%	125,266	103,872

GBP	+17%	+8%	(2,133)	1,544
GBP	-17%	-8%	2,133	(1,544)

INR	+7%	–	(169,125)	–
INR	-7%	–	169,125	–

IDR	+5%	–	24,091	–
IDR	-5%	–	(24,091)	–

Commodities price risk

The Group is affected by the volatility of certain commodities that are used for its manufacturing of automotive and other goods. The Group manages its commodity price risk by keeping close watch on relevant information and situation of commodity market in order to properly manage timing of purchases, construction plans and inventories level. The Group does not employ any derivative financial instruments to hedge its commodity price risk.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or a customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and lending to related parties.

Counterparty credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to counterparty credit risk management. Credit quality of a counterparty is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding counterparty receivables and contract assets are regularly monitored and any shipments to major counterparties are generally covered by letters of credit or other forms of credit insurance obtained from reputable banks and other financial institutions.

An impairment analysis is performed at each reporting date to measure expected credit losses. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets as disclosed in the following notes:

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Credit risk (cont’d)

Trade receivables (Note 15)

Customer credit risk is managed when the Group generally requires the customers to make deposits for purchasing of finished goods and merchandises. The Group manages this credit risk by regularly monitoring the collection progress from these customers and assesses if there is any impairment on the outstanding balance, which as at 31 December 2025 and 31 December 2024 is immaterial.

Other receivables (Note 16)

Other credit risk also arises from receivables from corporate customers and individuals. The Group manages this credit risk by regularly monitoring the collection progress from these customers and assesses if there is any impairment on the outstanding balance, which as at 31 December 2025 and 31 December 2024 is immaterial.

Short-term investments (Note 25) and amount due from related parties (Note 29)

Customer credit risk also arises from amount due from related parties (Note 29). Certain loans are not secured or secured by the securities. The Group manages this credit risk by regularly monitoring the collection progress from these counterparties and assesses if there is any impairment on the outstanding balance, which as at 31 December 2025 and 31 December 2024 is immaterial.

Deposits with banks

Credit risk from balances with banks is managed by Group’s treasury in accordance with the Group’s policy, which is to place deposits with reputable banks and financial institutions. As such, management assessed the credit risk to be low and no impairment is made on the outstanding balance, which as at 31 December 2025 and 31 December 2024 is immaterial.

Allowance for Expected Credit Losses

The loss allowance recognised in the year is impacted by a variety of factors, as described below:

-	Additional allowances for new financial instruments recognised during the year, as well as releases for financial assets derecognised in the year;

-	Impact on the measurement of ECL due to changes in PDs, LGDs and EADs in the year, arising from regular refreshing of inputs to models;

-	Impact on the measurement of ECL due to changes in LGDs arising from the effect of pledging of own shares and properties by various debtors to fulfil the collateral requirements of the lending contracts; and

-	Impacts on the measurement of ECL due to changes made to models and assumptions.

For the years ended 31 December 2025 and 2024, the allowance for expected credit loss for the Group and the Company is immaterial.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and corporate bonds. The Group has managed this liquidity risk by arranging for long-term credit facilities with the banks, or issuing long-term corporate bonds, to ensure that the loans and bonds will be repaid after the Group has completed and put into commercial operations its projects.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Liquidity risk (cont’d)

The Group determines the liquidity risk based on terms of contracts. For accruals and other liabilities, the Group uses its judgement to determine the appropriate level of liquidity risk exposed to these liabilities.

The table below summarises the maturity profile of the Group and the Company’s financial liabilities as at 31 December 2025 based on contractual undiscounted payments.

	On demand	Less than 1 year	1 to 5 years	Over 5 years	Total
	VND million	VND million	VND million	VND million	VND million
Group

As at 31 December 2025
Financial liabilities in respect of DPS2	24,332,136	–	–	–	24,332,136
Interest-bearing loans and borrowings	–	40,954,901	53,361,315	3,559,623	97,875,839
Trade payables	–	32,630,360	–	–	32,630,360
Accruals	–	18,077,325	2,857,928	–	20,935,253
Lease liabilities	–	1,459,937	4,107,576	93,902,949	99,470,462
Amount due to related parties	–	41,857,325	18,334,403	138,817,475	199,009,203
Others	–	3,635,408	537,674	–	4,173,082

	24,332,136	138,615,256	79,198,896	236,280,047	478,426,335

Company

As at 31 December 2025
Financial liabilities in respect of DPS	38,577,604	–	–	–	38,577,604
Interest-bearing loans and borrowings	–	2,344,706	12,292,416	–	14,637,122
Trade payables	–	36,210	–	–	36,210
Accruals	–	162,086	–	–	162,086
Amount due to related parties	–	44,585	10,104,465	–	10,149,050

	38,577,604	2,587,587	22,396,881	–	63,562,072

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Liquidity risk (cont’d)

The table below summarises the maturity profile of the Group and the Company’s financial liabilities as at 31 December 2024 based on contractual undiscounted payments. (cont’d)

	On demand	Less than 1 year	1 to 5 years	Over 5 years	Total
	VND million	VND million	VND million	VND million	VND million
Group

As at 31 December 2024
Financial liabilities in respect of DPS2	15,272,181	6,347,431	–	–	21,619,612
Interest-bearing loans and borrowings	–	43,475,002	25,908,494	2,377,092	71,760,588
Trade payables	–	20,791,192	–	–	20,791,192
Accruals	–	11,032,804	329,267	–	11,362,071
Lease liabilities	–	1,763,947	4,780,147	12,235,561	18,779,655
Amount due to related parties	–	75,696,393	31,721,420	137,384,280	244,802,093
Others	–	4,347,268	94,886	–	4,442,154

	15,272,181	163,454,037	62,834,214	151,996,933	393,557,365

Company

As at 31 December 2024
Financial liabilities in respect of DPS	20,500,000	–	–	–	20,500,000
Interest-bearing loans and borrowings	–	4,826,386	2,724,196	–	7,550,582
Accruals	–	211,111	–	–	211,111
Amount due to related parties	–	49,990,500	–	–	49,990,500

	20,500,000	55,027,997	2,724,196	–	78,252,193

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Capital management

For the purpose of the Group’s capital management, capital includes issued capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to ensure that it maintains healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust payment to shareholders. In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. The Group monitors financial covenant ratios by reference to the Group’s financial information and Vingroup’s consolidated financial information, as specified in each loan agreement. Breaches in meeting the financial covenants would permit the bank to immediately call loans and borrowings. During the current period, the Group did not breach any of its loan covenants, nor did it default on any of its obligations under its loan agreements.

The Group primary requirements for liquidity are to finance working capital, capital expenditures and general corporate purposes. Since the Group inception, the Group have financed its operations primarily though debt and equity financing activities, including support from its parent company, Vingroup, and its Chairman, Mr. Pham Nhat Vuong in the form of borrowings, corporate loan guarantees, grant and capital contributions.

There were no changes made in the objectives, policies and processes during the years ended 31 December 2025 and 2024.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Changes in liabilities arising from financing activities

	1 January 2025	Cash Inflows	Cash outflows	Foreign exchange	New lease	Others[1]	31 December 2025
	VND million	VND million	VND million	VND million	VND million	VND million	VND million
Group

Year ended 31 December 2025
Borrowings from external parties, business cooperation contract, finance lease	62,331,079	64,582,395	(45,720,034)	694,668	–	372,354	82,260,462
Borrowings from related parties	78,834,370	41,497,937	(46,710,903)	–	–	(32,691,269)	40,930,135
Lease liabilities	7,422,134	–	(1,672,954)	–	3,673,018	(925,840)	8,496,358
Financial liabilities in respect of DPS2 and warrant liabilities	21,655,938	–	–	–	–	2,689,262	24,345,200
Interest payable	6,780,443	–	(13,189,286)	–	–	6,855,550	446,707

	177,023,964	106,080,332	(107,293,177)	694,668	3,673,018	(23,699,943)	156,478,862

	1 January 2024	Cash inflows	Cash outflows	Foreign exchange	New lease	Others[1]	31 December 2024
	VND million	VND million	VND million	VND million	VND million	VND million	VND million
Group

Year ended 31 December 2024
Borrowings from external parties, business cooperation contract, convertible debenture and finance lease	71,255,406	36,173,922	(59,721,852)	918,724	–	13,704,879	62,331,079
Borrowings from related parties	39,812,992	62,431,898	(12,155,053)	–	–	(11,255,467)	78,834,370
Lease liabilities	6,849,151	–	(1,536,412)	–	370,542	1,738,853	7,422,134
Financial liabilities in respect of DPS2 and warrant liabilities	18,395,120	–	–	–	–	3,260,818	21,655,938
Interest payable	2,797,194	–	(9,371,333)	–	–	13,354,582	6,780,443

	139,109,863	98,605,820	(82,784,650)	918,724	370,542	20,803,665	177,023,964

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Changes in liabilities arising from financing activities (cont’d)

	1 January 2025	Cash Inflows	Cash outflows	Foreign exchange	Others[1]	31 December 2025
	VND million	VND million	VND million	VND million	VND million	VND million
Company

Year ended 31 December 2025
Interest-bearing loans and borrowings	6,296,073	5,788,294	(267,811)	164,767	156,173	12,137,496

	6,296,073	5,788,294	(267,811)	164,767	156,173	12,137,496

	1 January 2024	Cash inflows	Cash outflows	Foreign exchange	Others[1]	31 December 2024
	VND million	VND million	VND million	VND million	VND million	VND million
Company

Year ended 31 December 2024
Interest-bearing loans and borrowings	5,946,887	–	(839,366)	275,427	913,125	6,296,073

	5,946,887	–	(839,366)	275,427	913,125	6,296,073

[1]	This includes the effect of business combination, change in the fair value of DPS, the effect of accrued but not yet paid interest on interest-bearing loans and borrowings, the effect of lease liabilities (except for additions and payment) and amortisation of issuance cost into the consolidated statement of profit or loss.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

28.	SHARE CAPITAL, OTHER RESERVES AND LOSS PER SHARE

	Group and Company
	2025		2024
	No. of shares	VND million	No. of shares	VND million
Issued and fully paid ordinary shares
At 1 January	2,338,812,496	10,164,467	2,337,788,498	10,029,207
Share based payment to employees	723,334	62,135	914,000	115,629
Share based payment to service providers	–	–	109,998	19,631
Warrants exercised and additional paid to convert into capital	180	53	–	–

At 31 December	2,339,536,010	10,226,655	2,338,812,496	10,164,467

As at 31 December 2025, there were 2,339,536,010 (2024: 2,338,812,496) ordinary shares of the Company issued and outstanding. The Company’s ordinary shares have no par value as there is no such concept under Singapore law. The issue of ordinary shares is disclosed in the consolidated and stand-alone statements of change in equity.

Loss per share

Basic loss per share and diluted loss per share have been calculated for the years ended 31 December 2025 and 2024. Details are as below:

	Group
	2025	2024
	VND million	VND million

Net loss attributable to parent	(119,857,494)	(73,212,746)

Net loss attributable to parent adjusted for the effect of dilution	(119,857,494)	(73,212,746)

Weighted average number of ordinary shares for basic earnings per share	2,339,145,514	2,338,415,230

Weighted average number of ordinary shares adjusted for the effect of dilution	2,339,145,514	2,338,415,230

	VND	VND

Basic loss per share	(51,240)	(31,309)
Diluted loss per share	(51,240)	(31,309)

For the year ended 31 December 2025, the Company had potential ordinary shares, including unvested shares, convertibles notes and warrants which could potentially dilute basic loss per share in the future but were not included in the calculation of diluted loss per share because they are anti-dilutive for the current year.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

28.	SHARE CAPITAL, OTHER RESERVES AND LOSS PER SHARE (CONT’D)

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Other reserves
Allocation of commitment shares issued under Standby Equity Subscription Agreement	(89,224)	(46,944)	(89,224)	(46,944)
Deemed contribution through awards granted by shareholders to the Company’s employees and others	475,600	475,600	–	–
Capital contribution reserve	6,738,358	6,738,358	–	–
Acquisition of VinFast Vietnam	(56,978,175)	(56,978,175)	–	–
Changing the term of previously issued DPS (Note 26.2)	53,964,520	27,498,417	–	–
Deemed contribution from owner through free electric charging offered to customers	5,900,756	5,900,756	–	–
Acquisition of VinES JSC	2,261,091	2,261,091	–	–
Deemed contribution from owners through donation (i)	64,000,173	41,000,000	–	–
Spin-off of Novatech (Note 6)	40,792,257	–	–	–
Others	(133)	–	(133)	–

TOTAL	117,065,223	26,849,103	(89,357)	(46,944)

(i)	This represents financial supports in form of cash injected into the Group from the Managing Director and CEO of the Company, being recognised in the statements of changes in equity.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

29.	TRANSACTIONS WITH RELATED PARTIES

29.1	Investments in subsidiaries

The Company’s significant investments in subsidiaries are presented in Note 1.

	Company
	2025	2024
	VND million	VND million

Shares, at cost
At the beginning of the year	78,035,537	56,048,591
Derivative liability arising from DPS’ (Note 26.1, 26.2)	23,730,301	20,500,000
Share based payment to employees in VinFast Vietnam	–	52,513
Disposal of investment from spin-off of Novatech	(60,936,965)	–
Capital contribution to VinFast UK	–	15,479
Capital contribution to VinFast India Ltd.	653,760	346,119
Capital contribution to PT VinFast Automobile Indonesia	2,859	764,656
Capital contribution to VinFast Middle East	35,063	174,212
Capital contribution to VinFast Mexico	–	2,772
Capital contribution to VinFast Philippines	118,453	118,209
Capital contribution to VinFast Auto (Thailand) Co., Ltd.	–	967
Capital contribution to VinFast Kazakhstan	1,407	11,529
Capital contribution to VinFast Nigeria	–	490
Dissolution of VinFast Nigeria	(490)	–

	41,639,925	78,035,537
Allowance for impairment
Beginning balance	57,377,612	46,577,612
Charge for the year	35,979	10,800,000
Reversal of impairment during the year	(9,632,930)	–
Disposal of investment from spin-off of Novatech (Note 6)	(40,751,477)	–

Ending balance	7,029,184	57,377,612

At the end of the year	34,610,741	20,657,925

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

29.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

29.1	Investments in subsidiaries (Cont’d)

Investments in subsidiaries with operations in Vietnam with carrying amounts, net of impairment losses, amounting to VND22,960,571 million (2024: VND8,511,216 million), were tested for impairment at the end of the reporting year. The recoverable amount of the investments were measured based on its value in use computed using a discounted cash flow based on a five-year cash flow projection.

For the year ended 31 December 2025, as the recoverable amount was higher than the carrying amount of the Company’s investment in VinFast Trading and Production JSC due to the restructuring disclosed in Note 6. As such, the Company recorded a reversal of impairment losses amounting to VND9,632,930 million.

The recoverable amounts were based on pre-tax discount rate and long-term growth rate of 16.7% and 4.0% (2024: 16.7% and 4.0%), respectively.

Sensitivity to changes in assumptions

The implication of the change in the two key assumptions for the recoverable amount of the subsidiaries is shown below:

-	Discount rates – Discount rates represent the current market assessment of the risks specific to each investment, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The pre-tax discount rate of 16.7% (2024: 16.7%). The post-tax discount rate of 13.3% (2024: 13.3%) is derived based on the specific circumstances of the investee and is derived from its weighted average cost of capital (“WACC”), which reflects market participants’ perspective. If discount rates increase by 0.5%, the investment will be further impaired.

29.2	Transactions with related parties

The related parties with which the Group had significant transactions during the years ended 31 December 2025 and 2024 presented are as follows:

Related parties	Relationship with the Company

Pham Nhat Vuong	Managing Director and CEO
Vingroup JSC	Ultimate Parent
VIG	Shareholder
VinBus Ecology Transport Services Limited Liability Company (“VinBus Ecology LLC”)	Entity under common control
Vincom Retail JSC	Associate of the Ultimate Parent Company (Entity under common control until 30 March 2024)
Vincom Retail Operation Company Limited (“Vincom Retail Operation LLC”)	Associate of the Ultimate Parent Company (Entity under common control until 30 March 2024)
Vincom Retail Landmark 81 Company Limited (“Vincom Retail Landmark 81 LLC”)	Associate of the Ultimate Parent Company (Entity under common control until 30 March 2024)
Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”)	Entity under common control
Vinhomes Hai Phong Industrial Zone Investment JSC (“VHIZ Hai Phong JSC”)	Entity under common control
Vinhomes Ha Tinh Industrial Zone Investment JSC (“VHIZ Ha Tinh JSC”)	Entity under common control
Vinhomes JSC	Entity under common control
Vinpearl JSC	Entity under common control
VinSmart Research and Manufacture JSC (“VinSmart JSC”)	Entity under common control
VinFast Lithium Battery Pack Limited Liability Company (“VinFast Lithium Battery Pack LLC”)	Entity under common control
Green and Smart Mobility Joint Stock Company (“GSM JSC”)	Entity under common control
PT XanhSM Green and Smart Mobility Indonesia (“PT Xanh SM Indo”)	Entity under common control
Green and Smart Mobility Philippines Inc (“GSM Philippines”)	Entity under common control
Ecology Development and Investment Joint Stock Company (“Ecology JSC”)	Entity under common control
Suoi Hoa Urban Development and Investment Joint Stock Company (“Suoi Hoa JSC”)	Associate of the Ultimate Parent Company (Merged into Vincom Retail Operation LLC in September 2025)
VinCSS Internet Security Services Joint Stock Company (“VinCSS JSC”)	Entity under common control
VinSmart Future JSC (formally known as VinITIS Transmission Infrastructure and Information Technology Solution)	Entity under common control

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

29.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

29.2	Transactions with related parties (cont’d)

The related parties with which the Group had significant transactions during the years ended 31 December 2025 and 2024 presented are as follows:

Related parties	Relationship with the Company

VinApp Joint Stock Company (“VinApp JSC”)	Entity under common control (Merged into VinSmart Future JSC in November 2025)
VinAI Artificial Intelligence Application and Research Joint Stock Company (“VinAI JSC”)	Entity under common control
V-Green Global Charging Stations Development Joint Stock Company (“V-Green JSC”)	Entity under common control
Green Future Services and Trading Joint Stock Company (“Green Future JSC”)	Entity under common control
Vinpearl Australia Pty Ltd.	Entity under common control
Green Future USA	Entity under common control
V-G High-Tech Energy Solutions Co., Ltd (“V-G”)	Joint Venture

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

29.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

29.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year were as follows:

		Group
		2025		2024
Related party	Transactions	VND million		VND million

Vingroup JSC	Borrowings	41,470,796		60,854,614
	Borrowings (converted from interest payables)	7,308,731		2,792,567
	Interest expense	9,464,120		8,014,773
	Capital contribution by offsetting against borrowings	40,000,000		20,000,000
	Sale of vehicles	86,190		9,777
	Purchase of service	64,506		35,288
	Vingroup guarantee for VinFast’s payment obligations	(i	)	(i	)

VIG	Cash received for disposal of ICE assets (inclusive of VAT receivable)	–		1,642,444
	Sponsorship contribution accounted for as deemed contribution	173		74,904

Pham Nhat Vuong	Sponsorship contribution - accounted for as deemed contribution	23,000,000		8,277,310
	Deemed contribution from owner through free electric charging offered to customers	–		5,900,755
	Cash received from spin-off of Novatech transaction (ii)	39,828,245		–

Vinhomes JSC	Sale of smart devices	79,830		5,681
	Sale of vehicles	94,193		1,613,572
	Service fee	82,103		82,934

Vinpearl JSC	Loan receivable	–		300,000
	Interest receivable	–		2,071
	Purchase of hospitality vouchers	39,303		55,423
	Purchase of other services	178,718		126,523
	Hotel service expenses	30,038		19,370

VHIZ JSC	Interest expense	–		1,485,300
	Payment on behalf	–		1,580

VHIZ Hai Phong	Interest expense	1,992,475		283,217
	Service fee	117,372		14,364

VHIZ Ha Tinh JSC	Origination of finance lease (iii)	3,422,114		–
	Unwinding interest from finance lease	250,674		–
	Service fee	57,101		–

(i)	There are certain loans and borrowings of VinFast guaranteed by ultimate parent (Note 21).

(ii)	Details are presented in Note 6.

(iii)	In June 2025, VinFast Vietnam signed a long-term contract of 69 years to lease of the factory and auxiliary technical infrastructure of VinFast Manufacturing Complex project in Ha Tinh from VHIZ Ha Tinh JSC for VinFast Vietnam’s production activities.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

29.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

29.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year were as follows: (cont’d)

		Group
		2025	2024
Related party	Transactions	VND million	VND million

Vincom Retail Operation LLC	Rental showrooms and charging stations	111,896	174,200
	Borrowings	–	2,130,000
	Interest expense	–	138,128
	Asset borrowing fee	74,346	–

Suoi Hoa JSC	Borrowings	–	230,000

GSM JSC	Revenue from sale of vehicles	16,897,059	9,852,019
	Late payment penalty interest	163,676	245,817
	Other revenue	–	53,796
	Transportation supporting cost	164,576	–
	Commission fee	92,004	–

PT Xanh SM Indo	Revenue from sale of vehicles	3,329,993	1,654,307

GSM Philippines	Revenue from sale of vehicles	1,632,491	–

VinFast Lithium Battery Pack LLC	Purchase of assets, materials and tools	13,056	138,425

VinBus Ecology LLC	Revenue from sale of electric buses	27,545	87,963
	Loan receivables	–	9,900,000
	Interest receivables	–	180,197
	Interest expense	–	327,755
	Borrowings	–	18,474,000

VinSmart JSC	Purchase of property, plant and equipment and goods	260	225,082
	Sponsorship contribution - accounted for as deemed contribution	–	12,000,000

Ecology JSC	Revenue from sale of electric buses	–	21,545

VinCSS JSC	Information technology service fee	23,929	61,353

VinSmart Future JSC	Information technology service fee	350,738	103,642

Vincom Retail Landmark 81 LLC	Borrowings	–	140,000

Novatech JSC	Net proceeds from the spin-off transaction	701,402	–

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

29.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

29.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year were as follows: (cont’d)

		Group
		2025	2024
Related party	Transactions	VND million	VND million

V-Green JSC	Revenue from business cooperation contracts	232,438	55,298
	Payment on behalf	1,842,209	650,066
	Charging subsidies	1,547,218	179,197
	Purchase of assets	114,841	–
	Sub-lease income	121,660	–

VinApp JSC	Purchase of voucher	301,611	–

Green Future JSC	Revenue from sale of goods	1,786,321	52,347
	Disposal of asset	267,255	27,082
	Vehicle rental fee	62,948	–

VinAI JSC	Purchase of fixed assets, tools and materials	68,812	20,993

V-G	Purchase of materials	4,158,982	–

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

29.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

29.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year were as follows: (cont’d)

		Company
		2025	2024
Related party	Transactions	VND million	VND million

VinFast JSC	Share based payment	–	52,513

Vingroup USA	Loan repayment	–	419,220
	Interest Income	327,871	353,884

VinFast France	Lending	–	690,480
	Loan repayment	225,552	2,776,716
	Interest Income	–	140,087

VinFast UK	Capital contribution	–	15,479

VinFast India	Capital contribution	653,760	346,119
	Lending	655,675	–

VinFast Indonesia	Capital contribution	2,859	764,656

VinFast ME	Capital contribution	35,063	174,212

VinFast Mexico	Capital contribution	–	2,772

VinFast Nigeria	Capital contribution	–	490

VinFast Philippines	Capital contribution	118,453	118,209
	Lending	2,596,473	–
	Loan repayment	236,043	–

VinFast Thailand	Capital contribution	–	967

VinFast Kazakhstan	Capital contribution	1,407	11,529

VinFast Germany	Lending	860,883	–
	Proceeds of borrowings	844,512	–
	Repayment from borrowings	844,512	–

Pham Nhat Vuong	Cash received from spin-off of Novatech transaction	39,828,245	–

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

29.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

29.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year were as follows: (cont’d)

Terms and conditions of transactions with related parties during the years

During the year ended 31 December 2025 and 2024, the Group sold/purchased goods and rendered/purchased services to/from related parties based on negotiated prices.

The sales to and purchases from related parties are made on terms agreed among parties. Outstanding balances at the year-end are unsecured and interest free (except for loans to and borrowings from related parties which are subject to interest rate from 5.2% to 15% per annum) and settlement occurs in cash or offsetting against debts. There has been no guarantee provided or received for any related party receivables or payables.

During the year ended 31 December 2025 and 2024, the Group has not made provision for doubtful debts relating to amounts due from related parties. This assessment is undertaken each financial period through the examination of the financial position of the related parties and the market in which the related parties operate.

Capital Funding Agreement

In November 2024, VinFast Vietnam, has entered into the Grant Agreement with Mr. Pham, Asian Star and VIG (“Grantors”) that provides a framework for us to additionally receive in cash or in kind value of up to VND50,000 billion, in amounts to be mutually agreed, at such time as required by VinFast and subject to financial capacity of Grantors at that time. As of 31 December 2025, Mr. Pham Nhat Vuong disbursed an aggregate amount of VND28,000 billion to VinFast in accordance with this Grant Agreement.

29.3	Amounts due to and due from related parties

Amounts due to and from related parties as at 31 December 2025 and 2024:

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Amounts due from related parties
Short-term loans, advance to and receivables from related parties	8,491,889	4,272,121	4,571,667	3,540,656
Short-term loans (Note 29.3a)	10,491	–	3,326,221	2,565,501
Short-term advance to and receivables (Note 29.3b)	8,481,398	4,272,121	1,245,446	975,155
Long-term loans to and receivables from related parties	54,843	3,630	2,989,878	–
Long-term loans (Note 29.3a)	–	–	2,989,878	–
Long-term receivables (Note 29.3b)	54,843	3,630	–	–

TOTAL	8,546,732	4,275,751	7,561,545	3,540,656

Amounts due to related parties
Short-term payables to and borrowings from related parties	34,942,775	64,126,981	44,585	49,990,500
Short-term payables (Note 29.3b)	6,065,944	9,245,891	–	49,990,500
Short-term borrowings (Note 29.3a)	28,876,831	54,881,090	44,585	–
Long-term payables to and borrowings from related parties	29,711,485	40,531,203	10,104,465	–
Long-term payables (Note 29.3b)	17,658,181	16,577,923	10,104,465	–
Long-term borrowings (Note 29.3a)	12,053,304	23,953,280	–	–

TOTAL	64,654,260	104,658,184	10,149,050	49,990,500

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

29.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

29.3	Amounts due to and due from related parties (cont’d)

(a)	Detail of loans to and borrowings from related parties:

As at 31 December 2025:

	Group	Company
Related parties	VND million	VND million	Interest rate per annum	Maturity date

Short-term loans to related parties
Green Future USA Inc. (i)	10,491	–	6%	From February 2026 to March 2026
VinFast OEM US Holding, Inc., (i)	–	2,439,111	From 13.26% to 13.58%	November 2026
VinFast India (i)	–	655,675	8%	February 2026
VinFast Germany (ii)	–	231,435	From 8% to 10%	September 2026

TOTAL	10,491	3,326,221

Long-term loans to related parties
VinFast Philippines (i)	–	2,360,430	8%	September 2027
VinFast Germany (ii)	–	629,448	From 8% to 10%	From September 2027 to September 2028

TOTAL	–	2,989,878

Short-term borrowings from related parties
Vingroup JSC	28,808,902	–	From 5.7% to 12%	From January 2026 to December 2026
Vinpearl Australia Pty Ltd. (iii)	67,929	–	7%	May 2026
Vinfast Germany	–	44,585	7.5%	February 2026

TOTAL	28,876,831	44,585

Long-term borrowings from a related party
Vingroup JSC	12,053,304	–	From 9.2175% to 12.5%	From January 2027 to March 2027

TOTAL	12,053,304	–

(i)	Amounts denominated in United States Dollar

(ii)	Amounts denominated in Euro

(iii)	Amounts denominated in Australian Dollar

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

29.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

29.3	Amounts due to and due from related parties (cont’d)

(a)	Detail of loans to and borrowings from related parties: (cont’d)

As at 31 December 2024:

	Group	Company
Related parties	VND million	VND million	Interest rate per annum	Maturity date

Short-term borrowings from related parties
Vingroup JSC	54,840,302	–	From 5.2% to 14.5%	From February 2025 to November 2025
Vinpearl Australia Pty Ltd. (iii)	40,788	–

TOTAL	54,881,090	–

Long-term borrowings from a related party
Vingroup JSC	23,953,280	–	From 9.2% to 15%	From January 2026 to March 2027

TOTAL	23,953,280	–

(i)	Amounts denominated in United States Dollar

(ii)	Amounts denominated in Euro

(iii)	Amounts denominated in Australian Dollar

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

29.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

29.3	Amounts due to and due from related parties (cont’d)

(b)	Detail of other balance due from and due to related parties:

		Group		Company
		2025	2024	2025	2024
Related Parties	Transactions	VND million	VND million	VND million	VND million

As at 31 December

Short-term advance to and receivables from related parties

GSM JSC	Receivable from sale of vehicles	2,687,041	2,343,282	–	–
GSM Indo JSC	Receivable from sale of vehicles	3,344,623	1,325,057	–	–
V-Green JSC	Receivable from sharing of business cooperation contact, payment on behalf and others	231,569	371,046	–	–
GSM Philippines	Receivable from sale of vehicles	1,807,370	–	–	–
Green Future JSC	Receivable from disposal of assets	171,036	51,710	–	–
VinFast OEM (i)	Interest receivables	–	–	1,152,096	793,553
VinFast France (ii)	Interest receivables	–	–	33,872	176,010
VinFast India (i)	Interest receivables	–	–	43,688	–
VinFast Germany (i)	Interest receivables	–	–	9,666	–
VinFast Philippines (i)	Interest receivables	–	–	4,003	–
Others	Other short-term receivables	186,735	112,368	2,121	5,592

SUBTOTAL		8,428,374	4,203,463	1,245,446	975,155

Others	Advance to suppliers	53,024	68,658	–	–

TOTAL		8,481,398	4,272,121	1,245,446	975,155

(i)	Amounts denominated in United States Dollar

(ii)	Amounts denominated in Euro

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

29.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

29.3	Amounts due to and due from related parties (cont’d)

(b)	Detail of other balance due from and due to related parties (cont’d):

		Group		Company
		2025	2024	2025	2024
Related Parties	Transactions	VND million	VND million	VND million	VND million

As at 31 December
Short-term payables to related parties

VHIZ JSC	Payable relating to leaseback transaction and others	–	131,978	–	–
Vingroup JSC	Interest payables and others	3,998,097	5,918,690	–	–
VinFast Vietnam	Payables due to assignment of P-notes from Vingroup JSC and VIG	–	–	–	49,990,500
VinSmart JSC	Payable for purchasing of raw materials and assets	153,641	237,371	–	–
VinSmart Future JSC	Other payables	269,108	63,931	–	–
Vinhomes JSC	Car vouchers which have not been redeemed	–	338,169	–	–
	Other payables	65,378	74,311	–	–
V-Green JSC	Payables	508,425	145,759	–	–
VHIZ Hai Phong JSC	Payables for leaseback transaction and others	589,541	1,379,381	–	–
VinBus Ecology LLC	Interest payables and others	3,340	300,525	–	–
GSM JSC	Payables	82,420	140,864	–	–
Others	Other payables	325,858	425,357	–	–

SUBTOTAL		5,995,808	9,156,336	–	49,990,500

Vinhomes JSC	Advance from customers	67,353	81,109	–	–
Others	Advance from customers	2,783	8,446	–	–

TOTAL		6,065,944	9,245,891	–	49,990,500

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

29.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

29.3	Amounts due to and due from related parties (cont’d)

(b)	Detail of other balance due from and due to related parties (cont’d):

		Group		Company
		2025	2024	2025	2024
Related Parties	Transactions	VND million	VND million	VND million	VND million

As at 31 December

Long-term payables to related parties

VHIZ Hai Phong JSC	Payables relating to leaseback transaction and others	17,655,156	16,360,114	–	–
Vingroup JSC	Interest payables	3,025	217,809	–	–
VinFast Vietnam	Payables due to assignment of P-notes from Vingroup JSC and VIG	–	–	10,104,465	–

TOTAL		17,658,181	16,577,923	10,104,465	–

Long-term receivables from related parties

Others	Deposit received and other receivables	54,843	3,630	–	–

TOTAL		54,843	3,630	–	–

29.4	Other related party transactions

Compensation of key management personnel of the Group and Company are as follows:

	Group		Company
	2025	2024	2025	2024
	VND million	VND million	VND million	VND million

Salaries and other short-term employee benefits	32,172	25,342	18,899	20,189
Share-based payments	62,135	57,187	82,648	57,187

	94,307	82,529	101,547	77,376

Comprise amounts paid to:
Directors of the Company	94,307	82,529	101,547	77,376
Other key management personnel	–	–	–	–

	94,307	82,529	101,547	77,376

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

30.	SUPPLIER FINANCE PROGRAM

The Group entered into supplier finance arrangements with its third-party suppliers to provide logistic services/material and third-party banks. As a result of these arrangements, the suppliers:

-	Transfers the credit risk;

-	Can obtain payment at an earlier date than original terms; and

-	May receive more favourable terms based on the Group’s credit worthiness than if the suppliers had factored the receivables directly with the bank.

Participation in the arrangement is at the suppliers’ own discretion. Terms of the original contracts between the Group and the supplier do not change as a result of these transactions and there is no agreement with the debtor to extend payment terms.

The following table summarises the carrying amount of liabilities that are part of supplier finance arrangements as of 31 December 2025 and 2024:

	Group
	2025	2024
	VND million	VND million
Presented as trade payables
Opening balance	240,318	–
Added during the year	1,850,518	240,318
Settled during the year	(1,232,228)	–
Ending balance	858,608	240,318
In which:
Suppliers have subsequently received payment	436,914	64,230

The following table summarises the range of payment due dates and the interest charged as of 31 December 2025 and 2024:

	Group
	2025	2024

Liabilities that are part of the arrangement	Less than 180 days	Less than 180 days
Interest charged under the arrangement	From 9.64% to 12.97%	9.94%

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2025

31.	EVENTS AFTER THE REPORTING DATE

Free charging program

On 9 February 2026, a subsidiary of the Group announced free charging program for electric cars and e-scooters. Under the program, customers buying the Group’s electric car are eligible for a certain number of free charging per month at charging stations operated by V-Green JSC for a period of up to three years, ending on 10 February 2029. Additional costs (if any) from this program will be funded by Mr. Pham. Customers buying the Group’s e-scooters are eligible for a certain number of free battery swaps per month through 30 June 2028.

Restructuring plans

On 12 May 2026, the Company announced plans to split certain assets of VinFast Trading and Production JSC, a subsidiary of the Company, into a newly formed entity expected to be named VinFast Vietnam Joint Stock Company (“VFVN”) (the “Split”). Following the Split, the Company will hold approximately 99.9% of the voting rights in each of VFVN and VinFast Trading and Production JSC. VinFast Trading and Production JSC will hold assets associated with the manufacturing business in Vietnam, shares in VinEG Green Energy Solutions JSC, and the investment under the Agreement with SGC. It will also continue to assume all financial indebtedness owed by VFTP to unrelated third-party creditors, subject to the relevant creditors’ approval. VFVN will be established as a new direct subsidiary of the Company to hold assets, operations, and business undertakings related to (i) VinFast’s global research and development activities, intellectual property, after-sales operations and related functions, and sales businesses, and (ii) shares in certain other subsidiaries.

Following the Split, the Company intends to transfer all of its interest in VinFast Trading and Production JSC to the Purchasers, led by Future Investment Research and Development Joint Stock Company and including Mr. Pham Nhat Vuong, the Company’s CEO, for an aggregate consideration of approximately VND13,309.6 billion. Subsequently, VFVN and VinFast Trading and Production JSC will enter into a manufacturing and supply agreement, under which VinFast Trading and Production JSC will produce VinFast-branded vehicles in Vietnam in accordance with the designs, technical specifications, and standards provided by VFVN.

The restructuring plans are subject to approval by Shareholders of the Company.

No adjustments were made to the financial statements in respect of the above matters.

There are no other matters or circumstances that have arisen since the consolidated balance sheet date that requires disclosure in consolidated financial statements of the Group.

32.	AUTHORISATION OF FINANCIAL STATEMENTS FOR ISSUE

The financial statements for the year ended 31 December 2025 were authorised for issue in accordance with a resolution of the directors on 22 May 2026.